Exhibit 1

Brookfield

Interim Report Q2 2010

	Three Months Ended			Six Months Ended
AS AT AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2010 IFRS[1]	2009 IFRS[1]	2009 CGAAP[2]	2010 IFRS[1]	2009 IFRS[1]	2009 CGAAP[2]
Per fully diluted common share[3]
Cash flow from operations	$0.53	$0.49	$0.46	$1.13	$0.91	$0.92
Net asset value[4]	29.69	28.53	n/a	29.69	28.53	n/a
Net income (loss)	0.12	(0.60)	0.24	0.37	(1.12)	0.39

Total
Cash flow from operations	$327	$294	$276	$693	$542	$549
Net asset value[4]	17,484	16,706	n/a	17,484	16,706	n/a
Net income (loss)	89	(342)	147	253	(634)	240

1.	Based on or derived from IFRS financial statements.
2.	Based on or derived from Canadian GAAP 2009 financial statements.
3.	Excludes dilution from capital securities which the company intends to redeem prior to conversion.
4.

Reflects carrying values on a pre-tax basis prepared in accordance with procedures and assumptions utilized to prepare the company’s IFRS financial statements, adjusted to reflect asset values not recognized under IFRS (see Management’s Discussion and Analysis of financial results). Net asset values were determined as at June 30, 2010 and December 31, 2009.

LETTER TO SHAREHOLDERS

Investment Environment

While global economic events are not the focus of our day-to-day activities, we sometimes alter our pace of investment or areas of focus based on the macro-economic environment. Our regular activities are instead focused on owning and operating real assets with growing long-term cash flows, at attractive prices with a margin of safety, so that most macro-economic events are as much as possible irrelevant to our long-term underwriting criteria.

Since we last wrote to you, much of the global focus has been on the EU, the Euro, and Greece in particular. While this is creating uncertainty in the capital markets, we are comforted that the issues are now in the open, and being addressed by the governments in Europe. This bodes well for the long-term stability of the economy, and as a global company, our success partly depends on growth in the global economy.

In the meantime, we believe the current uncertain and volatile environment is positive for our business model as we are able to execute transactions at valuations which should result in strong long-term capital returns. Our position is in contrast to marginal, or start-up companies who are finding it hard (or impossible in today’s environment) to secure capital. This results in fewer sizeable global asset managers to compete with us.

Our stock price, on the other hand, tends to respond to broader economic events and has a tendency to trade in sympathy with the markets. Although we have range traded over the past year, we believe we are building value within the company, and when markets turn more positive, this value should be reflected in the stock price. If not, we will use a portion of our cash resources to execute share repurchases, although at this time, given the vast array of investment options available to us, we have slowed these repurchases.

The single most important advantage we have in this environment is full access to a variety of forms of capital. The first is the permanent public equity base of Brookfield and our affiliates. Totalling over $30 billion, we have invested decades in building relationships with public equity investors.

The second advantage is our institutional relationships with sovereign, pension and institutional funds who invest alongside us. We have built up many relationships with world-class institutional investors that have enabled us to achieve a number of things in the last 24 months which otherwise would not have been possible. We continue to build on these relationships, and develop new ones.

Third, we feel fortunate to have very long-term relationships with a number of well capitalized

Q2 2010 INTERIM REPORT     1

global financial institutions. In many cases, we have priority relationships, and therefore, we take great care to ensure that the transactions we sponsor are conservatively financed so that all constituents are successful. This inevitably results in us having lower leverage. Consequently, we had very few issues during the past few years, and as a result, our reputation has emerged stronger than before. This has enabled us to enhance our reputation with these institutions as a sponsor, and should allow us to continue to access greater amounts of capital as we require it.

Operating Results

Property

During the quarter, we continued to see positive leasing results in our global office business and while rental rates have not increased in many markets, leasing activity has recovered. In most of our markets, overall vacancies improved from the start of 2010, which sets a strong base for rental increases once employment begins to rise. As a result of the duration of our leases in place, occupancies in our portfolio are very strong in our major markets in Canada, Australia and the United States. Overall, our portfolio is 95% leased and approximately 4 million square feet of space was leased in the first six months of 2010.

We were repaid at par on a loan which we had purchased at a discount, and which was secured by a number of office properties. This unfortunately did not result in us being able to secure an interest in the portfolio of Washington properties, but did result in a gain on the debt purchase of close to $100 million for our clients and ourselves. We also recently sold two smaller office properties in the southern U.S. and an office building in Montreal. All of these were sold at attractive yields and substantial gains over their purchase prices. Despite the malaise in the general markets, well leased office and multi-family properties are being sought after at attractive yields to sellers. We expect to capitalize on these continuing trends.

On the other hand, our acquisitions have largely been focused on property restructurings and on acquiring properties which generate no current income due to large vacancies. These properties are being disposed of by distressed sellers at substantial discounts to replacement costs. It is clearly a tale of two markets and we are therefore both buyers and sellers at this time. For example, we recently purchased a vacant, recently constructed 200,000 square foot office property in Dallas at 50% of its replacement cost. And while it is vacant, we believe we can convert it into an income producing property delivering substantial value enhancement to us.

Over the past two years, through foreclosure or distressed purchase, we acquired over 6,000 multi-family apartment units in the U.S. Through a bankruptcy process, we also recently purchased a 65% interest in a large multi-family operating business called Fairfield Residential. Fairfield acquires, entitles, develops and manages multi-family apartments in the U.S. Fairfield currently manages approximately 55,000 apartment units and we intend to utilize this platform to expand these operations with a number of our clients who are interested in owning these type of assets, which traditionally have earned stable long-term returns.

In our land development and homebuilding operations, the markets are similar to where they were at the start of the year. In Canada, markets are good, in Brazil they are very strong and in the U.S. they are slowly recovering.

Renewable Power

Our renewable power operations this quarter were affected by low water levels in the northeastern region of North America and, in particular, a record dry spell in Ontario. Our hydro power cash flows, as you will recall, are affected by marketplace volatility (although this is largely mitigated through long-term power sales contracts) and by water levels, which are essentially uncontrollable.

When assessing our hydro power business we look at long-term average hydrology, which we believe is a very effective proxy for future long-term water levels. We have had some very good recent years, and I am sure in the future will have some further good years. Unfortunately, statistically we were due for a low period, and we have had one over the last six months. The good news is that precipitation levels have recently recovered, leading us to expect average generation for the balance of the year.

With respect to price, our realized prices on our conventional hydro portfolio increased 19% from the same period in 2009 to $83 per megawatt hour as a result of long-term contracts signed last year, improving wholesale markets, and the conversion of our foreign operations at higher exchange rates in 2010.

We continue to advance construction of a 50 megawatt wind project in southern Ontario which will sell its output to the Ontario government over the next 20 years. The project’s access roads and foundations have all been completed, and we are in the midst of installing the 22 turbines that will comprise the final project. We also recently signed two other long-term contracts to build a further 267 megawatts of wind power. The first project is a 165 megawatt project in Ontario which secured a 20 year power purchase agreement with the Government of Ontario, and the second is a 102 megawatt project with a 20-year contract with Pacific Gas and Electric Company in California, subject to approval of regulatory authorities.

In Brazil, we launched development of two new hydro plants totalling 48 megawatts and have a number of others in the feasibility stage. We also advanced our 45 megawatt run-of-the-river hydro project in British Columbia and announced the start of feasibility work on a 250 megawatt hydro project in Saskatchewan.

2     BROOKFIELD ASSET MANAGEMENT

Infrastructure

In our infrastructure operations, cash flows from each of our businesses are generally on track with our expectations. The port operations continue to generate year-over-year positive comparisons, although a big part of this is the result of the lows experienced a year ago. Improving economic activity in many of our markets is also resulting in a stronger backlog of attractive organic investment opportunities.

We are negotiating an expansion and upgrade of our rail lines in Western Australia which will increase the capacity of a major portion of our rail lines to carry iron-ore from new mining projects that are located nearby.

We expect approval of an enhanced five-year tariff contract at our major Australian coal terminal, and we also recently announced the first phase of an expansion of our UK port facility to ultimately double its annual throughput capacity.

Market conditions for our timber operations have improved but selling prices for the majority of our products are not yet at long-term averages. As a result, we are continuing to constrain our harvest levels to preserve value, and therefore cash flows for the short term do not reflect the earnings potential of these assets.

As a further indication of global recovery, our infrastructure and property construction business has begun to increase its order book as both expansions and new builds for hospitals, schools and property developments get put back on the drawing board. This is being seen in all of our operations in the UK, Australia, Brazil and the Middle East.

Capital

During the quarter, we completed a number of public market transactions to recycle capital from the sale of assets, hoping to reinvest this capital at exceptional value in future transactions. And, while none of these are particularly meaningful on their own, they do indicate the slow return of the capital markets.

We sold $150 million Norbord shares, $170 million of shares of our Canadian renewable power company, three fully leased office properties in Canada and the United States, and a ±400,000 square foot signature office development on Avenue Faria Lima in SãoS Paulo for US$350 million or close to approximately US$900 per square foot, which is among the highest prices per square foot paid for an office building in Brazil. This site was purchased two years ago, and we will complete construction over the next 18 months. This sale is reflective of both the premier location of the site, and Brazil’s continued renaissance.

Global Property Reorganization

We recently announced a reorganization of our global office business which will result in the transfer of our office assets owned outside of Brookfield Properties (“BPO”) into 50% owned Brookfield Properties. Our goal in doing this is to have all of our premier office property investments and operations conducted in one entity. Our office business, as distinct from some others, is focused on providing high quality space to global corporations in major gateway cities. Our strategic advantage is our relationships with major corporations (global financial firms, accounting firms, consultants, oil companies, etc.), and our reputation for providing quality environments for them to house their people, as well as our ability to deliver on their expectations. Ric Clark and his team at BPO have done an incredible job differentiating the Brookfield Office brand in North America with our clients, and we believe that they will be able to earn outsized returns in other select markets across the globe by applying the same strategy.

Furthermore, we believe that over the next five years as this strategy plays out, BPO will be transformed into the global security in the capital markets for those who wish to invest in the office business, as a result of BPO owning one of the premier office portfolios in each of the U.S., Canada and Australia, and the genesis of a business in the UK.

In simple terms, we will sell an interest in our core long-term office portfolio in Australia to BPO for cash and the assumption of the existing debt on the properties. In the longer term, these assets may form the basis of an Australian listed or unlisted entity, or may be funded by BPO through the sale of interests in assets.

We have further agreed that we will support BPO in disposing of its residential business to its shareholders so that when these transactions are completed, BPO will have divested itself of its residential business which no longer fits with the strategic direction of BPO.

Our intention is to combine BPO’s residential business into Brookfield Homes, which will then contain all of our North American residential businesses. We are undertaking this transaction to create a first class North American master-planned developer and homebuilder. Our thesis is that when the residential markets improve over the next few years, this combined entity will thrive. On the other hand, in the short-term we will be able to integrate these businesses and benefit from best-in-class operating skills across the platform.

As a result of these strategic transactions, our property investments will be conducted through four fully integrated flagship real estate platforms, three which will be publicly traded, and one privately run: Brookfield Office Properties (BPO: NYSE, TSX); Brookfield Residential (BHS: NYSE) for land development and homebuilding; General Growth (GGP: NYSE) for retail shopping malls; and our privately held Opportunity Fund for opportunistic investing. Each one of the public entities will have full access to the public markets and all of the platforms will benefit from our institutional client relationships to augment their financial resources and give them a competitive advantage over similar stand-alone entities.

Q2 2010 INTERIM REPORT     3

General Growth

General Growth Properties (“GGP”) expects to emerge from bankruptcy in the fall of this year when our investor group will make a substantial investment in GGP. We will own approximately 30% of GGP upon the company’s emergence from bankruptcy.

As we see it, GGP has one of the few great retail franchises in the United States. The company has ±175 major regional shopping malls – approximately 20% of the regional malls in the U.S., of which at least 100 are extremely high quality, and at least 25 among the very best. As with all companies, there are also some properties which are underperforming. Some have been disposed of as part of the bankruptcy process, the balance we will work to re-establish in the retail marketplace.

Our goal for GGP over the next 10 years is to achieve the following:

1)	Stabilize the operations and re-energize GGP as the finest operating platform for retail shopping malls in the U.S.;

2)	Dispose of non-core assets when opportunities arise to maximize value from these assets as the retail markets recover;

3)	Introduce institutional clients into partial direct interests in assets, in order to leverage our returns; and

4)

Utilize excess cash to reduce debt levels over time, while retaining the balance of the cash to reinvest into redeveloping and intensifying assets, repurchasing shares, and expanding the franchise internationally.

This should enable us to achieve attractive results in a stable to moderate retail environment, but should the U.S. market normalize over the next 10 years, returns should be even stronger.

There are two main issues on GGP which a number of shareholders have asked us about recently which we thought it worthwhile to address. The first is the leverage level of GGP, and the second is the free float of shares traded in the market after it emerges from bankruptcy.

On leverage, we believe that this bankruptcy process has established an exceptional capital structure, providing all the benefits of appropriate leverage, but with substantially diminished risk that is typically associated with financial leverage. First, a majority of the debt has been established as property specific, and without recourse to the parent company. That means any debt difficulties at a particular property will not impact the company as a whole. Second, the debt has been extended such that GGP will have the longest dated debt maturity profile of any of its peers. Third, the cost of the debt averages only 5.3%, which is readily serviceable by the ±175 regional malls that will remain in GGP. Finally, because this company generates substantial excess cash flow, the debt will be paid down over time from internal resources, and merely by virtue of this fact, GGP will likely become an investment grade company within two to three years, well before any material amounts of debt mature.

The most important part of this reorganization is that very seldom can one raise approximately $20 billion of debt on a low-risk basis, and on favourable terms to the borrower. This results from the fact that our capital infusion is being used to prepay the majority of GGP’s corporate indebtedness. Post bankruptcy, GGP will emerge with a strong capital structure, one that will protect our equity investment, but create excess returns for shareholders as the economy continues to recover and the market for retail properties improves.

With respect to free float, there will be a substantial number of shares in the marketplace to be purchased by investors. At regularized trading multiples of similar companies, the traded value of the company will be ±$15 billion and the float in the range of ±$8 billion, larger than most of the REITS in the United States. We believe that this entity will be highly attractive for investors who wish exposure to the retail shopping mall industry, and we think it will find a spot in the capital market portfolios of many investors.

U.S. Office Fund

During the first half of the year, we repurchased at a discount to face value approximately $570 million of mezzanine debt in our U.S. Office Fund. As a result, we have now pre-funded the equity deleveraging we might have otherwise required in order to refinance this portfolio. We also recently worked out arrangements with our partners in this fund, so we are now able to refinance the properties on a more conventional basis over the next 12 months.

Our properties in this portfolio have performed well over the past four years and, while capitalization rates have increased since purchase, cash flows have grown substantially. With the two largely offsetting each other, and with our recent bond repurchases being turned into a future equity investment, this should ensure we can establish investment grade financing on each of these properties.

Brazilian Residential Operations

One of the most exciting areas of our operations continues to be Brazil. This applies to all of our operations in that country, but in particular to our residential operations. Sales in the last three months were extremely positive, with 2010 set to be a record year based on a strong economy and continued wealth creation in the middle class.

With an enormously under-served market, we cannot build condominiums quickly enough to satisfy the demand. As an example, we recently launched a project in our mid-west market, in Brasilia, where we sold approximately 1,100 of the 1,700 units or 65% upon launch. Sales of residential units during the quarter approached a record US$250 million, which speaks to the strength of this market.

4     BROOKFIELD ASSET MANAGEMENT

Investment Returns and AUM

Performance of our investment funds has been strong in the first half of 2010. This has enabled us to continue to attract capital from clients for virtually all of our businesses, but in particular for direct infrastructure and real estate mandates. We have continued to add assets under management in the first six months in both our direct institutional business and our listed mandates. We believe that we are also on the preferred list for many other mandates and continue to establish ourselves as one of the global asset managers of choice for property, power and infrastructure assets.

We closed approximately $500 million of new private capital raising into various investment funds during the quarter including the final close of our real estate fund at $600 million, which will invest alongside our ±$5.0 billion real estate protocol program. In total, in the first six months of 2010, we closed approximately $1 billion of third-party commitments into our private funds from institutional investors in Europe, the Middle East, North America and South America.

We feel fortunate with the above success, in particular given that the overall private fundraising market for private equity continues to be slow. On a global basis, approximately $40 billion was raised for private equity funds and $7 billion for real estate funds, the lowest levels since 2004.

We expect the positive trend in raising private capital to continue, as both our track record and our strategies are further understood by institutional clients, and as the broader fundraising market for private capital improves.

Board Changes

Our continued international expansion and commitment to maintaining best-in-class governance has led us to make two important board changes.

The first change involves our infrastructure operations, as we continue to integrate our existing global operations and pursue expansion opportunities. We have established a Global Infrastructure Advisory Board to assist us in the further development of this business. Bob Harding, who has been Chairman of Brookfield for many years and will remain on the Brookfield board, has agreed to spearhead this important effort.

In order to accommodate the above, Frank McKenna, who has served as our Lead Independent Director for a number of years, was appointed Chairman of the board of Brookfield. We feel fortunate to have Frank as our new Chairman and with a distinguished career that has included serving as the Canadian Ambassador to the United States and the Premier of the Province of New Brunswick, we think Frank will be able to assist us in many ways.

Summary

We remain committed to being a world-class asset manager and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while emphasizing downside protection of the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis and, as a result, higher intrinsic value over the longer term.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas.

J. Bruce Flatt
Chief Executive Officer

August 6, 2010

Q2 2010 INTERIM REPORT     5

FINANCIAL INFORMATION AND ANALYSIS

Statement Regarding Forward-Looking Statements	7

Basis of Presentation	7

Management’s Discussion and Analysis of Financial Results	8

Consolidated Financial Statements	61

6     BROOKFIELD ASSET MANAGEMENT

Statement Regarding Forward-Looking Statements

This Interim Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in the report, in other filings with Canadian regulators or the SEC or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements” below.

Basis of Presentation

Use of Non-IFRS Accounting Measures

This Interim Report, including the Management’s Discussion and Analysis (“MD&A”), makes reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the net asset value of its businesses. Brookfield’s consolidated statements of cash flow from operations enables a full reconciliation between this measure and net income so that readers are able to consider both measures in assessing Brookfield’s results. Operating cash flow is not a generally accepted accounting principle measure under International Financial Reporting Standards (“IFRS”) and differs from net income, and may differ from definitions of operating cash flow used by other companies. We derive operating cash flow from the information contained in our consolidated financial statements, which are prepared in accordance with IFRS, and is reconciled to net income within the MD&A. We define it as net income prior to such items as fair value changes, depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations.

Information Regarding the Interim Report

Unless the context indicates otherwise, references in this Interim Report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities.

We utilize operating cash flow and net asset values in the Interim Report when assessing our operating results and financial position, and do this on a deconsolidated basis organized by operating platform. This is consistent with how we review performance internally and, in our view, represents the most straightforward approach.

This year we have measured invested capital based on net asset value unless otherwise stated, using the procedures and assumptions that we intend to follow in preparing our financial statements under IFRS, which we believe provides a much better representation of our financial position than historical book values. These values are reported on a pre-tax basis, meaning that we have not reflected adjustments that we expect to make in our IFRS financial statements to reflect the difference between carrying values of assets and their tax basis. We do this because we do not expect to liquidate the business and, until any such taxes become payable, we have the ability to invest this capital to generate cash flow and value for shareholders.

The IFRS-related disclosures and values in this document have been prepared using the standards and interpretations currently issued and expected to be effective at the end of our first annual IFRS reporting period, which we intend to be December 31, 2010. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and as a result the June 30, 2010 and December 31, 2009 net asset values prepared on a basis consistent with IFRS are subject to change. The amounts have not been audited or subject to review by our external auditor.

The U.S. dollar is our functional and reporting currency for purposes of preparing our consolidated financial statements, given that we conduct more of our operations in that currency than any other single currency. Accordingly, all figures are presented in U.S. dollars, unless otherwise noted.

The Interim Report and additional information, including the Corporation’s Annual Information Form, is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com.

Q2 2010 INTERIM REPORT     7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

PART 1

FINANCIAL REVIEW

Overview

Operating cash flow and gains totalled $327 million in the second quarter or $0.53 per share compared to $294 million in the prior year. This brings operating cash flow and gains for the first six months of 2010 to $693 million or $1.13 per share. The operating results reflect the following:

•	Continued stable performance of our commercial property platform driven by continued high occupancy and increased same-property rental income;

•	The contribution from a global portfolio of diversified infrastructure assets acquired through a restructuring in late 2009;

•

Improved results and stronger operating fundamentals from our operations that are more sensitive to economic cycles, such as our timber operations and industrial businesses held within our restructuring operations, as efficiency initiatives take effect and the economic recovery continues;

•	Realization gains arising from the monetization of partial interests in two of our operating units in the first and second quarters;

•

The negative impact of record low water levels on our renewable power operations in certain markets during the second quarter, although this was partially offset by higher realized prices resulting from recently signed long-term power sales agreements;

•	The positive impact of higher currencies during the quarter, relative to the comparable quarter, on operating results in Australia, Brazil and Canada.

The net asset value of our common equity, which reflects the tangible value of our assets and does not include any value for our business franchise or asset management operations, increased by $477 million ($0.73 per share) during the quarter and $927 million ($1.42 per share) for the first six months of the year to $29.69 per share, excluding common share distributions. The increases were driven largely by the advancement of business development initiatives as well as asset valuations that reflected improved market conditions for many of our operations, offset in the second quarter by lower currency exchange rates in several of our operating regions.

In general, apart from the low water levels in our renewable power operations, nearly all of our business groups are meeting or exceeding their operating targets. Furthermore, we continue to have favorable access to the capital markets; our liquidity and capitalization profile remains strong; and we are actively pursuing a number of value enhancing opportunities with the objective of increasing returns to shareholders over the long run.

8     BROOKFIELD ASSET MANAGEMENT

Cash Flow from Operations

The following table sets out our operating cash flows on a segmented basis:

	Three months ended June 30, 2010		Six months ended June 30, 2010
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2010	2009	2010	2009
Asset management and other services	$78	$58	$149	$110
Operating platforms
Renewable power generation	149	106	262	252
Commercial properties	90	89	160	145
Infrastructure	34	15	64	34
Development activities	37	22	45	10
Special situations	29	71	155	79
Cash and financial assets	38	50	124	158

	455	411	959	788
Less: Interest expense	(74)	(64)	(149)	(124)
Operating costs and current income taxes	(54)	(53)	(117)	(122)

Operating cash flow and gains	$327	$294	$693	$542
- Per share	$0.53	$0.49	$1.13	$0.91

Asset management fees and the contribution from other services continued to increase in the quarter and on a year-to-date basis. In particular, long-term base management fees were higher as a result of new funds and increased third party capital commitments. Our construction services business expanded their operating margins and activity levels and new business procurement is benefitting from increased economic activity in Australia and the UK.

Power generating operations contributed net operating cash flow during the quarter of $149 million, which includes a realization gain of $102 million, compared to $106 million last year. We experienced below average hydrology levels in Ontario, Quebec and New York, which reduced the volume of energy produced in the quarter. Realized prices increased, partially offsetting the lower energy levels, due to long-term contracts secured in recent periods at higher prices. The lower net contribution also reflects the higher participation rate by co-investors in our Canadian operations following the issuance of public equity in our listed renewable power fund during the second half of 2009. Water levels have begun to normalize in our key markets. In addition, we have locked in power prices for 80% of our expected generation over the next 18 months at favourable prices.

Commercial property results were stable during the quarter, reflecting the contractual nature of the underlying leases and the high level of occupancy. Cash flows on a same property basis grew by 4% over last year measured in local currencies, reflecting new leases signed at higher rents as well as a reduction in operating expenses. We also benefitted from newly completed office developments, lease termination income and positive currency variances although they were offset in part by lower investment gains relative to last year and interest expense on debt associated with completed properties. In total, operating cash flow was $90 million in the second quarter of 2010, similar to 2009. The overall occupancy level of our properties was 95% at quarter end, with an average lease term of seven years with high quality tenants and average in-place rents that are approximately 8% below comparable average market rents, which positions us well for continued stable results.

Infrastructure operations contributed $34 million in the second quarter of 2010 compared to $15 million in 2009. Our North American timber operations benefitted from stronger domestic and export markets and are well positioned to benefit further as the economic recovery takes hold due to their ability to increase harvest levels as prices increase. In addition, the current period results include cash flows from the portfolio of utility and fee-for-service businesses acquired in the fourth quarter of 2009. These assets are predominantly rate regulated or contractual in nature, increasing the stability of cash flows in this platform and giving us a high level of visibility in respect of future earnings.

Q2 2010 INTERIM REPORT     9

Development activities contributed cash flows of $37 million in the second quarter compared to $22 million in 2009. The increase reflects improved results in our U.S. and Canadian residential businesses. The level of income recognized in our Brazil operations for accounting purposes was relatively unchanged, notwithstanding the continued growth and increasing profitability of this business. Contracted sales in our Brazilian unit increased by 121% over last year, to R$1.3 billion; although the results from these achievements will not be recognized until the projects are completed and delivered.

Special situations operations contributed cash flows of $29 million in the second quarter of 2010, compared to $71 million in 2009. The 2009 results included a gain of $65 million on the monetization of an industrial business. We are achieving stronger cash flows from a number of our restructuring investments whose underlying operations are more sensitive to economic cycles, reflecting the improved operating environment and the impact of restructuring initiatives.

The contribution from cash and financial assets totalled $38 million in the quarter compared to $50 million in the second quarter of 2009, reflecting a lower level of gains, while interest expense at the corporate level increased to $74 million from $64 million last year due to higher average borrowing levels. Operating costs were consistent with the comparable 2009 quarter.

Invested Capital and Net Asset Values

Our capital is invested primarily in renewable hydroelectric power plants in North America and Brazil, commercial office properties in central business districts of major international centres and regulated infrastructure assets globally. These segments, together with cash and financial assets, represent over 70% of our invested capital and contribute to the strength and stability of our capitalization, operating cash flows and net asset values. The allocation of invested capital and our corporate capitalization were relatively unchanged during the quarter as shown in the following table:

	Brookfield’s Invested Capital[1]			% of Capital
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	June 30, 2010	Mar. 31, 2010	Dec. 31, 2009	June 30, 2010	Mar. 31, 2010	Dec. 31, 2009
Asset management and other services	$686	$750	$803	3%	4%	4%
Operating platforms
Renewable power generation	7,545	7,895	8,018	35%	36%	37%
Commercial properties	5,126	5,132	4,841	23%	23%	22%
Infrastructure	1,485	1,567	1,546	7%	7%	7%
Development activities	2,596	2,473	2,403	12%	11%	11%
Special situations	1,716	1,631	1,631	8%	7%	7%
Cash and financial assets	1,708	1,805	1,645	8%	8%	8%
Other assets	951	950	945	4%	4%	4%

	21,813	22,203	21,832	100%	100%	100%
Less: Corporate obligations	(3,457)	(3,273)	(3,372)
Accounts payable and other	(1,832)	(1,980)	(2,028)
Preferred shares and capital securities	(2,040)	(2,069)	(1,776)

Common equity - IFRS basis	14,484	14,881	14,656
Unrecognized value under IFRS	3,000	2,200	2,050

Net asset value	$17,484	$17,081	$16,706
Per share	$29.69	$29.09	$28.53

1.	At net asset value, excludes accounting provisions for future tax liabilities

10     BROOKFIELD ASSET MANAGEMENT

Our net asset value increased by $477 million ($0.73 per share) during the quarter and $927 million ($1.42 per share) for the first six months of the year, prior to common share distributions. The increases reflect the advancement of business development initiatives such as renewable power projects and acquisition activities, the impact of improved market conditions for many of our operations on asset valuations, and returns on capital invested over the past two years at attractive values. Lower exchange rates in several of our operating regions relative to the U.S. currency offset a portion of the increase. The following table summarizes the changes in our net asset value during 2010:

	Three months ended June 30, 2010		Six months ended June 30, 2010
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per share	Total	Per share
Opening net asset value	$17,081	$29.09	$16,706	$28.53

Operating cash flow	327	0.53	693	1.13
Less: realization gains[1]	(102)	(0.19)	(102)	(0.19)
Preferred share dividends	(19)	n/a	(35)	n/a
Fair value changes
Asset valuations	858	1.39	1,109	1.74
Foreign currency	(311)	(0.50)	(308)	(0.50)
Depreciation and amortization	(184)	(0.30)	(341)	(0.56)
Other	(92)	(0.20)	(89)	(0.20)

Total return pre-tax	477	0.73	927	1.42
Common share dividends	(74)	(0.13)	(149)	(0.26)

Total change in value	403	0.60	778	1.16

Closing net asset value - June 30	$17,484	$29.69	$17,484	$29.69

1.	Represents the portion of disposition gains that were previously included in equity as unrealized gains or appraisal surplus

We define net asset value as our common equity as presented in our IFRS financial statements adjusted to eliminate deferred income taxes and quarterly depreciation on assets that are revalued annually, and to reflect changes in the fair value of assets that are not otherwise revalued under IFRS. Further information on net asset values, including our valuation methodology and assumptions are summarized on pages 36 and 37 of this report.

Liquidity and Financing Activities

We continued to strengthen our balance sheet, liquidity and capitalization during the quarter. We completed $1.7 billion of financings to supplement our liquidity and extend our maturity profile, and generated $350 million of proceeds through asset monetizations.

Core liquidity, which represents cash and financial assets and undrawn credit facilities at the Corporation and our principal operating subsidiaries, was approximately $4.2 billion at quarter end, compared to $4.0 billion at the end of 2009. This includes $2.7 billion at the corporate level and $1.5 billion at our principal operating units. We continued to maintain a higher level than in prior years as we pursue a number of investment initiatives.

Deconsolidated and proportionately consolidated debt-to-total capitalization ratios were relatively unchanged at 16% and 45%, respectively. The average term of our corporate debt is eight years.

The following table presents our proportionate share of debt maturities that are scheduled to occur prior to 2013:

AS AT JUNE 30, 2010 (MILLIONS)	Average Term (yrs)	Average Yield	2010	2011	2012
Corporate	8 yrs	6%	$—	$—	$773
Subsidiary	5 yrs	7%	117	515	509
Asset-specific	7 yrs	6%	907	2,362	2,251

We finance our operations primarily on an investment grade basis and we continue to refinance maturities in the normal course given the high quality and stable cash flow profile of our asset base and the strength of our financial relationships. We have ample core liquidity and ongoing cash flow to fund any repayments in the event that we choose to or are otherwise required to reduce any specific borrowings.

Q2 2010 INTERIM REPORT     11

Assets Under Management

Total assets under management at quarter end were $107 billion which includes assets managed on behalf of our clients, as well as on our own behalf. This represents the physical assets and working capital held by the various listed and unlisted entities and investees within our various operations as well as the debt and equity securities that we manage on an advisory basis through our public securities operations. This metric provides an indication of the scale of our operations.

Approximately $65 billion of these assets are consolidated for accounting purposes and are therefore presented on our consolidated balance sheet. The balance of $42 billion includes $23 billion of the securities managed on an advisory basis and $19 billion that are held within equity accounted investees or joint venture arrangements. The physical assets and working capital balances are funded with a combination of debt and equity capital, with the equity capital being provided by our clients, public shareholders through the capital markets, and the Corporation. Our share of the invested capital was approximately $22 billion as at June 30th, and is described on page 10.

One of our objectives as an asset manager is to increase the amount of capital that we manage on behalf of our clients. This provides us with an important source of capital to fund growth activities as well as the opportunity to earn asset management income in the form of base management and performance fees. Accordingly, we disclose the total third party capital under management as an indication of our track record in raising third party capital and the potential capital base from which we can earn asset management income.

The following table illustrates the capital managed for third parties at June 30, 2010, including amounts currently invested as well as allocations of capital to specific funds totalling $7 billion that have yet to be invested:

	June 30, 2010			December 31, 2009
(MILLIONS)	Core and Value Added	Opportunity and Private Equity	Total	Core and Value Added	Opportunity and Private Equity	Total
Unlisted funds and specialty issuers
Commercial properties	$2,242	$5,175	$7,417	$2,380	$4,600	$6,980
Infrastructure	4,181	—	4,181	3,818	—	3,818
Development	—	288	288	—	291	291
Special situations	3,041	620	3,661	3,098	661	3,759

	9,464	6,083	15,547	9,296	5,552	14,848
Public securities	—	—	23,100	—	—	23,787
Other listed entities	—	—	8,302	—	—	8,552

	$9,464	$6,083	$46,949	$9,296	$5,552	$47,187

Third party capital allocated to our unlisted funds and specialty issuers increased by approximately $700 million since year-end, reflecting additional commitments to new funds, offset by the impact of lower currency exchange rates and capital distributions. Other listed entities represent publicly held shareholdings in subsidiaries that are not subject to asset management arrangements.

12     BROOKFIELD ASSET MANAGEMENT

Net Income

We do not utilize net income on its own as a key metric in assessing the performance of our business because, in our view, it contains measures that do not provide a consistent measure of the ongoing performance of the underlying operations. For example, net income includes fair value adjustments in respect of our commercial properties, timber and financial assets but not our renewable power, utility and development assets. Nevertheless we recognize the importance of net income as a key measure for many users and provide a discussion of net income and a reconciliation to operating cash flow below and elsewhere within our MD&A. Furthermore, we incorporate most of the elements of net income that are not included in operating cash flow, along with components of other comprehensive income, in determining our net asset values and total return.

The following table reconciles operating cash flow and gains to net income for the past two periods:

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2010	2009	2010	2009
Operating cash flow and gains	$327	$294	693	542
Less: disposition gains[1]	(102)	(23)	(187)	(43)

	225	271	506	499
Fair value adjustments, depreciation and other non-cash provisions	(136)	(613)	(253)	(1,133)

Net income (loss) attributable common shareholders	$89	$(342)	$253	(634)
- Per share (diluted)	$0.12	$(0.60)	$0.37	(1.12)

1.	Disposition gains that are recorded in equity for IFRS purposes, as opposed to net income

In 2010, the reconciling items consisted primarily of accounting depreciation in respect of our power generating facilities and industrial businesses partially offset by revaluation gains. In 2009, we recorded lower appraised values for our commercial properties, which led to downward fair value adjustments in that period. Net income for the second quarter excluding these items decreased by $46 million, reflecting the decrease in operating cash flows, excluding disposition gains.

Q2 2010 INTERIM REPORT     13

PART 2

REVIEW OF OPERATIONS

Renewable Power Generation

Summarized Financial Results

The following table summarizes the capital invested in our renewable power operations and our share of the operating cash flows:

	Assets Under Management		Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009	June 30, 2010	June 30, 2009
Hydroelectric generation	$12,809	$13,128	$12,332	$12,610	$154	$202
Other forms of generation	706	720	400	412	15	11
Facilities under development	242	233	242	233	—	—
Realization gains	—	—	—	—	102	—

	13,757	14,081	12,974	13,255	271	213
Other assets	1,591	1,785	1,500	1,762	—	—

	15,348	15,866	14,474	15,017	271	213
Financial leverage	—	—	(4,818)	(5,005)	(93)	(82)
Accounts payable and other	—	—	(675)	(831)	(3)	(5)
Co-investor interests	—	—	(1,436)	(1,163)	(26)	(20)

Brookfield’s net interest	$15,348	$15,866	$7,545	$8,018	$149	$106

Operating Results

Variances in our cash flows are primarily the result of changes in the level of water flows, which determines the amount of electricity that we can generate from our hydroelectric facilities and prices we realize for power that is not sold under long-term contracts. The following table sets out the variances in operating cash flows, isolating the impact of currency exchange rates:

FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2010	2009	Variance
Existing hydroelectric generation (assuming no change in foreign exchange rates)
United States	$100	$108	$(8)
Canada	11	53	(42)
Brazil	34	41	(7)

	145	202	(57)
Recently developed or acquired hydroelectric generation	1	—	1
Impact of current year change in foreign exchange rates	8	—	8

	154	202	(48)
Other forms of generation	15	11	4
Realization gains	102	—	102

Total operating cash flow	271	213	58
Interest expense and other	(89)	(87)	(2)
Co-investor interests	(24)	(20)	(4)
Impact of current year change in foreign exchange rates	(9)	—	(9)

Net operating cash flow	$149	$106	$43

14     BROOKFIELD ASSET MANAGEMENT

Cash flow from existing hydroelectric generation assets prior to changes in foreign exchange rates and asset additions decreased by $57 million or 28% during the quarter. The decrease relates to lower generation, primarily in Ontario, Quebec and New York, partially offset by increased realized pricing on long-term contracts secured in recent periods. The increase in co-investor interests is the result of the sale of our Canadian generation assets to our 50%-owned Hydro Fund in 2009 and the concurrent issuance of equity to public shareholders.

Realized Prices - Hydroelectric Generation

The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2010				2009
FOR THE THREE MONTHS ENDED JUNE 30 (GIGAWATT HOURS AND $ MILLIONS)	Production (GWh)	Realized Revenues	Operating Costs	Operating Cash Flows	Production (GWh)	Realized Revenues	Operating Costs	Operating Cash Flows
United States	1,589	$135	$35	$100	1,972	$144	$36	$108
Canada	726	54	40	14	1,253	75	22	53
Brazil	738	66	26	40	700	57	16	41

Total	3,053	$255	$101	$154	3,925	$276	$74	$202

Per MWh		$83	$33	$50		$70	$19	$51

The average realized price per unit of electricity sold in the second quarter of 2010 increased to $83 per megawatt hour (“MWh”) from $70 per MWh in 2009. In the United States and Canada, revenues on a per MWh basis increased over last year due to higher priced long-term contracts secured in both of these markets. Revenues in Brazil benefitted from completion of two facilities in the prior quarter which added 65 megawatts of capacity. Realized prices also include revenues from selling capacity reserves and from re-contracting power sales into higher priced markets, although these were lower in the current quarter. Operating costs in local currencies on a per MWh basis increased due to the impact of lower generation volumes on the portion of the costs that is fixed. Revenues and expenses in both Canada and Brazil increased as well due to higher average currency exchange rates during the quarter.

Generation

The following table summarizes generation during the second quarter of 2010 and 2009:

					Variance of Results
	Actual Production		Long-Term Average		vs. Long-term Average		Actual vs.Prior Year
FOR THE THREE MONTHS ENDED JUNE 30 (GIGAWATT HOURS)	2010	2009	2010	2009	2010	2009	2010
Existing capacity	2,943	3,896	3,883	3,883	(940)	13	(953)
Acquisitions - during 2009 and 2010	110	29	149	29	(39)	—	81

Total hydroelectric operations	3,053	3,925	4,032	3,912	(979)	13	(872)
Wind energy	102	120	129	129	(27)	(9)	(18)
Co-generation and pump storage	218	198	318	318	(100)	(120)	20

Total generation	3,373	4,243	4,479	4,359	(1,106)	(116)	(870)

Hydroelectric generation was 872 gigawatt hours below production levels in the second quarter of 2009 and 979 gigawatt hours (24%) below long-term averages. The decrease reflects below average rainfall in Ontario, Quebec and New York. At the end of the quarter storage levels were 16% below long-term average. Precipitation levels began to recover in June, however are still below long-term average in certain markets for this time of year.

Q2 2010 INTERIM REPORT     15

Invested Capital

The following table presents the capital invested in our renewable power operations by major geographic region based on net asset values:

	June 30, 2010				December 31, 2009
(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
Hydroelectric
United States	$5,772	$1,858	$192	$3,722	$5,774	$2,035	$158	$3,581
Canada	4,492	2,024	1,186	1,282	4,616	2,082	948	1,586
Brazil	2,068	649	58	1,361	2,220	621	57	1,542
Other generation	400	287	—	113	412	267	—	145
Facilities under development	242	—	—	242	233	—	—	233
Working capital and other	1,500	675	—	825	1,762	831	—	931

	$14,474	$5,493	$1,436	$7,545	$15,017	$5,836	$1,163	$8,018

Net Asset Value

The following table presents the net asset value of our power generation operations for IFRS purposes as at June 30, 2010 after deducting borrowings and minority interests and the major changes during the second quarter of 2010. We do not revalue our renewable power assets quarterly; accordingly changes in value during the quarter reflect accounting depreciation, revaluation of the non-controlling interests in our renewable power fund, foreign exchange and capital reallocation.

FOR THE THREE MONTHS ENDED JUNE 30, 2010 (MILLIONS)	Q2	YTD
Net asset value - beginning of period	$7,895	$8,018
Operating cash flow	149	262
Revaluation of non-controlling interests[1]	103	(16)
Completion of development projects	—	39
Power contracts	(59)	58
Foreign exchange	(236)	(223)
Capital distributed	(63)	(217)
Accounting depreciation[2]	(130)	(241)
Realization gains	(102)	(102)
Other	(12)	(33)

Net asset value - end of period	$7,545	$7,545

1.	Change in market price of publicly listed units in the 50%-owned Canadian renewable power fund
2.	Excluded in determining overall net asset values and total return as these facilities are revalued on an annual basis.

The valuation of power development facilities are carried at historical cost for IFRS purposes and any adjustment to fair value is not recognized until they are complete. In addition, certain contracts for physical sale of power are not included in the net asset values of the associated facilities under IFRS.

The key valuation metrics of our hydro and wind generating facilities at the end of 2009 and 2008 are summarized on page 36.

The valuations are impacted primarily by the discount rate and long-term power prices. A 100-basis point change in the discount and terminal capitalization rates and a $10.00 change in long-term power prices will impact the value of our net invested capital by $2.1 billion and $0.7 billion, respectively.

Contract Profile

We have hedged approximately 84% and 78% of our long-term average generation from fluctuating energy prices during the remainder of 2010 and 2011, respectively. This provides us with greater certainty in respect of realized pricing.

16     BROOKFIELD ASSET MANAGEMENT

The following table sets out the profile of our contracts over the next five years for generation from our existing facilities, assuming long-term average hydrology:

		Years ended December 31
	Balance of 2010	2011	2012	2013	2014
Generation (GWh)
Contracted
Power sales agreements
Hydro	3,682	9,456	8,575	8,362	7,734
Wind	251	657	1,012	1,012	1,012
Gas and other	202	396	398	398	134

	4,135	10,509	9,985	9,772	8,880
Financial contracts	1,564	1,895	—	—	—

Total contracted	5,699	12,404	9,985	9,772	8,880
Uncontracted	1,065	3,470	6,126	6,376	6,376

Long-term average generation	6,764	15,874	16,111	16,148	15,256

Contracted generation - as at June 30, 2010
% of total generation	84%	78%	62%	61%	58%
Price ($/MWh)	95	78	88	89	87

Financing

We completed a $95 million project specific financing in the second quarter at a rate of 5.71% with a seven-year term. We have no material remaining maturities outstanding until 2012. The debt to capitalization of this business at quarter end was 45%. The corporate unsecured public notes bear interest at an average rate of 6.5%, have an average term of seven years and are rated BBB by S&P, BBB (high) by DBRS and BBB by Fitch.

Our average cost of debt was 7.2% at the end of June 2010, consistent with the prior year. With the exception of bank borrowings and a $258 million project level construction financing, all of our North American financings are fixed rate. Interest rates on our Brazilian financings are all at floating rates.

The maturity profile of borrowings within our power operations on a proportionate basis is set out in the following table:

	Proportionate					Consolidated
AS AT JUNE 30, 2010 (MILLIONS)	2010	2011	2012	2013 & After	Total	Total
Unsecured
Bank facilities	$35	$114	$—	$—	$149	$149
Public notes	—	—	375	607	982	982
Project specific
Canada	6	18	120	468	612	1,180
United States	11	32	260	1,338	1,641	1,858
Brazil	23	47	61	504	635	649

	$75	$211	$816	$2,917	$4,019	$4,818

% of total outstanding	2%	5%	20%	73%	100%	100%

Maturities in 2012 include a C$400 million public bond that we expect to refinance in the normal course given the cash flows and ratings profile of the business.

Q2 2010 INTERIM REPORT     17

Commercial Properties

Summarized Financial Results

The following table summarizes the capital invested by us in our commercial properties operations and our share of the operating cash flows:

	Assets Under Management		Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009	June 30, 2010	June 30, 2009
Office properties
North America	$19,586	$19,763	$12,667	$11,635	$265	$254
Australia	4,288	4,145	3,271	3,248	69	39
Europe	1,143	951	1,143	951	8	8

	25,017	24,859	17,081	15,834	342	301
Other assets	1,965	2,336	1,362	1,742	16	16

	26,982	27,195	18,443	17,576	358	317
Mortgage debt	—	—	(7,307)	(7,485)	(118)	(102)
Subsidiary debt	—	—	(247)	(376)	(6)	(6)
Capital securities	—	—	(1,001)	(1,009)	(15)	(14)
Accounts payable	—	—	(1,051)	(1,016)	(42)	(31)
Co-investor interests	—	—	(4,334)	(3,816)	(88)	(74)

	26,982	27,195	4,503	3,874	89	90
Development properties	994	1,428	125	421	—	—
Retail properties	3,119	3,224	498	546	1	(1)

Brookfield’s net interest	$31,095	$31,847	$5,126	$4,841	$90	$89

Commercial Office Properties

Operating Cash Flows

Variances in our cash flows are primarily the result of changes in contracted rental rates, occupancy levels, financing costs and currency exchange rates, each of which is described in more detail below.

The following table sets out the variances in operating cash flows, isolating the impact of currency fluctuations:

FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2010	2009	Variance
Existing properties (assuming no change in foreign exchange rates)
United States	$173	$169	$4
Canada	45	41	4
Australia	42	39	3
Europe	8	8	—

	268	257	11
Acquired, developed or sold properties	27	5	22
Lease termination income	8	—	8
Realization gains	19	39	(20)
Impact of current year change in foreign exchange rates	20	—	20

Total operating cash flow	342	301	41
Other	16	16	—
Interest expense and other costs	(172)	(153)	(19)
Co-investor interests	(82)	(74)	(8)
Impact of current year change in foreign exchange rates	(15)	—	(15)

Net operating cash flow	$89	$90	$(1)

Operating cash from existing properties increased by 4% over the prior year due to increased rental rates and releasing activity. In addition, recently completed developments net of acquisitions and dispositions contributed $22 million of additional operating cash flow. Realization gains include a $19 million gain resulting from the repurchase of debt secured by office properties in Washington at a discount to par value. The 2009

18     BROOKFIELD ASSET MANAGEMENT

results included a gain related to the restructuring of our U.S. Office Fund to simplify its ownership structure. The increased operating results were offset by higher interest expense and co-investors share of income. Interest expense on floating rate debt in Australia increased as short term rates increased in the period and higher exchange rates impacted the U.S. dollar equivalent value of the changes.

Financial Profile

The following table presents capital invested in our office properties by region:

	June 30, 2010				December 31, 2009
(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital
Office properties
North America	$11,942	$7,025	$3,072	$1,845	$11,859	$6,817	$2,880	$2,162
U.S. Office Fund	1,661	—	831	830	945	—	473	472
Australasia	3,535	1,984	431	1,120	3,658	2,395	463	800
Europe	1,305	597	—	708	1,114	674	—	440

	$18,443	$9,606	$4,334	$4,503	$17,576	$9,886	$3,816	$3,874

Consolidated office property assets increased to $18.4 billion from $17.6 billion. Consolidated assets and liabilities within our North American and Australian operations increased due to increased valuations, higher currency exchange rates and the completion of three properties in Canada, the United States and Australia during the quarter which were previously included in commercial developments. In addition, we acquired the remaining 50% interest in an office property in Washington D.C. for $20 million and simultaneously extended the financing on the property for three years.

Our U.S. Office Fund and other jointly owned properties which were previously consolidated under Canadian GAAP are equity accounted under IFRS as we do not control the underlying entity. The increase in the total equity investment which we own through 50%-held Brookfield Properties, to $1.7 billion, reflects increases in the appraised value of the properties within the fund, as well as the purchase of debt issued by the fund, resulting in an increase in both our net invested capital as well as the 50% held by others.

Net asset value

The following table illustrates the changes in net asset value of our commercial office interests during the period:

FOR THE PERIOD ENDED JUNE 30, 2010 (MILLIONS)	Q2	YTD
Net asset value - beginning of period	$4,478	$3,874
Operating cash flow	89	161
Unrealized valuation change	30	126
Capital contributed, net of distributions	13	164
Acquisition and development activities	20	258
Foreign exchange	(99)	(61)
Other	(28)	(19)

Net asset value - end of period	$4,503	$4,503

Net asset values of our net capital invested in commercial office properties increased by $25 million during the quarter ($629 million since year end). This includes appraisal increases as well as the capital invested in North America to repurchase debt related to our U.S. Office Fund in anticipation of the refinancing of that entity prior to the maturity in 2011. There was a decline in the value of both the Canadian and the Australian dollar during the quarter reducing the U.S. dollar value of our properties in those markets.

The key valuation metrics of our commercial office properties at the end of Q2 2010 and Q4 2009 are presented on page 36.

The valuations are most sensitive to changes in the discount rate. A 100-basis point change in the discount rate and terminal capitalization rate results in an aggregate $1.5 billion change in our common equity value after reflecting the interests of minority shareholders. We acquired $570 million of our U.S. Office Fund debt at a discount during the year. In addition, we also acquired the remaining 50% of one of our Washington office properties for $20 million during the quarter.

Q2 2010 INTERIM REPORT     19

Leasing Profile

Our total worldwide portfolio occupancy rate in our office properties at the end of the second quarter of 2010 was consistent with year end at 95%. The average term of the leases was seven years, unchanged from the prior year.

					Expiring Leases (000’s sq. ft.)
AS AT JUNE 30, 2010	% Leased	Average Term	Net Rental Area	Currently Available	Remainder 2010	2011	2012	2013	2014	2015	2016	2017 & Beyond
North America
United States	94%	7.2	43,012	2,640	836	2,800	3,162	6,870	2,810	4,162	2,139	17,593
Canada	97%	7.4	17,752	545	534	787	1,126	3,287	505	2,561	1,499	6,908
Australia	98%	7.2	8,895	198	159	602	358	358	698	929	1,035	4,558
United Kingdom	100%	8.7	556	—	—	—	—	—	262	—	—	294

Total/Average	95%	7.3	70,215	3,383	1,529	4,189	4,646	10,515	4,275	7,652	4,673	29,353

Percentage of total			100.0%	4.8%	2.2%	6.0%	6.6%	15.0%	6.1%	10.9%	6.6%	41.8%

Average in-place net rents across the North American portfolio approximate $25 per square foot consistent with the end of 2009. We leased 1.3 million square feet in the second quarter of 2010 at rents higher than expiring in-place leases. Net rents continue to be at a discount of approximately 7% to the average market rent of $27 per square foot. This discount provides greater assurance that we will be able to maintain or increase our net rental income in the coming years, as we did in the current quarter.

Average in-place rents in our Australian portfolio are A$48 per square foot, approximately 6% below market rents. The occupancy rate across the portfolio remains high at 98% and the weighted average lease term is approximately seven years. Our twenty largest tenants have a weighted average lease life of eight years and account for approximately 71% of our leasable area. These tenants have an average rating profile of AA. We had minimal lease expiries during the quarter and we continue to lease more space than is coming due.

With the exception of 2013, where we have a large lease maturity with Bank of America/Merrill Lynch, no more than 7% of our total net rental area expires in any year prior to 2015. We expect to roll over most of this space with the existing tenants and do not anticipate undue difficulty locating replacement tenants for the balance. The high quality and location of our buildings give us a high degree of confidence in this regard. Our net exposure to Bank of America/Merrill Lynch space is 1.6 million square feet, or 0.8 million square feet when reflecting our 50% ownership interest in our North American property operations. We are engaged in active discussion with Bank of America/Merrill Lynch and the sub-lease tenants to secure new leasing arrangements for this space well in advance of the 2013 maturity.

Financing

We raised a total of $0.3 billion in financings and dispositions in the second quarter of 2010, including extensions and renewals, and $1.6 billion on a year-to-date basis.

(MILLIONS)	Q2	YTD
Corporate bank facilities	$25	$75
Mortgages	85	1,064
Dispositions	175	175
Preferred shares	—	262

	$285	$1,576

20     BROOKFIELD ASSET MANAGEMENT

We hold substantial liquidity within these operations, principally at our North American property subsidiary.

We finance our commercial office operations primarily with non-recourse mortgages and equity from our co-investors. We supplement this with appropriate levels of subsidiary borrowings and capital securities (which are preferred shares classified as liabilities for accounting purposes) in order to create a levelized capitalization profile to offset mortgage amortization.

The following table presents the maturity profile of our commercial office portfolio borrowings on a proportionate basis:

	Proportionate [1]					Consolidated
AS AT JUNE 30, 2010 (MILLIONS)	2010	2011	2012	2013 & After	Total	Total
Subsidiary level
North America	$50	$—	$—	$—	$50	$100
Europe	—	147	—	—	147	147

	50	147	—	—	197	247
Asset specific
North America	110	243	331	2,105	2,789	5,078
U.S. Office Fund	1	597	—	412	1,010	—
Australia	—	570	650	585	1,805	1,805
Europe	—	—	—	424	424	424

	111	1,410	981	3,526	6,028	7,307

	$161	$1,557	$981	$3,526	$6,225	$7,554

% of total outstanding	2%	25%	16%	57%	100%	100%

1.	Includes proportionate interest in debt of equity accounted investments

Commercial property financings are secured by high quality office buildings on an individual or, in certain circumstances, pooled basis. Many of the financings which mature in the next three years were arranged a number of years ago and, accordingly, represent a low loan-to-value. As a result, we continue to refinance most of these maturities in the normal course at similar or higher levels.

We have minimal financing requirements in North America, Australia and Europe remaining in 2010. Australian financing markets are much shorter dated that North American markets which is reflected in our maturity profile. We have very few maturities in our North American operations over the next three years relative to the scale of our business, with the exception of $2.9 billion of aggregate maturities within our U.S. Office Fund that mature in October 2011. Our proportionate share of these maturities is $597 million, taking into consideration the interests of our investment partners, and consists of $137 million of property-specific mortgages and $460 million secured by a pool of commercial properties. Operating cash flows from the assets managed by us within the portfolio have increased by 28% based on in-place leases since acquiring the portfolio, which have improved the credit metrics of the portfolio. We have repurchased at a discount approximately $570 million principal amount of the debt ($283 million representing our share) in advance of the 2011 maturity which reduces or likely eliminates any requirements for additional capital from us, and establishes a capitalization profile more consistent with the level we intend to refinance at maturity.

Q2 2010 INTERIM REPORT     21

Commercial Office Development Properties

The following table presents capital invested in our commercial office development activities by region based on net asset values:

	June 30, 2010				December 31, 2009
(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
North America
Manhattan West, New York	$280	$227	$26	$27	$286	$227	$29	$30
Other	94	—	47	47	183	—	92	91
United Kingdom	69	—	35	34	—	—	—	—
Australia
City Square	329	42	—	287	247	45	—	202
Other	222	95	—	127	490	217	—	273
Development debt	—	397	—	(397)	—	175	—	(175)

	$994	$761	$108	$125	$1,206	$664	$121	$421

We own development rights on Ninth Avenue between 31st Street and 33rd Street in New York City which is entitled for 5.4 million square feet of commercial office space. We will commence construction of this property once the necessary pre-leasing has occurred, similar to our strategy with other commercial developments.

In Australia, we continued development of the City Square project in Perth, which has a total projected construction cost of approximately A$875 million, is 72% pre-leased to BHP Billiton and is scheduled for completion in August 2012.

In the United Kingdom, we acquired a joint venture interest in 100 Bishopsgate, a development property in central London with capacity to build approximately 0.8 million square feet of office space in March 2010.

Property-specific financing includes debt associated with developments in Australia and Europe, all of which we expect to refinance on a long-term basis once the properties are fully completed.

Retail Operations

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30, 2010	Dec. 31, 2009	June 30, 2010	June 30, 2009
Retail properties	$2,765	$2,816	$35	$35
Working capital/operating costs	187	(25)	(1)	(5)
Borrowings/interest expense	(1,790)	(1,566)	(34)	(32)
Co-investor interests	(664)	(679)	1	1

	$498	$546	$1	$(1)

Operating cash flow prior to debt service and co-investor interests was $35 million in the second quarter of 2010, consistent with the same period in 2009. Several of the properties continue to undergo significant redevelopment, which continued to reduce net rent and increase costs during the year, but positions the portfolio well for cash flow growth going forward.

Consolidated assets and net invested capital were relatively unchanged during the quarter. The average duration of financing on our properties is five years.

22     BROOKFIELD ASSET MANAGEMENT

Infrastructure

Summarized Financial Results

The following table summarizes the capital we have invested in our infrastructure operations as well as our share of the operating cash flows:

	Assets Under Management		Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009	June 30, 2010	June 30, 2009
Utilities	$7,648	$7,626	$443	$537	$18	$13
Fee-for-services	3,278	3,498	196	196	11	—
Timber	4,335	4,264	846	813	12	3
Corporate and other costs	—	—	—	—	(7)	(1)

	$15,261	$15,388	$1,485	$1,546	$34	$15

Utilities

Our utilities business is predominantly comprised of businesses that operate regulated assets which earn a fixed rate of return on their asset base as well as businesses with long-term contracts designed to generate a fixed return on capital. These businesses are similar in that they produce very stable, inflation protected long-term returns which generally do not fluctuate based on volume or short term market prices. They are generally uniquely positioned to provide critical backbone services in their respective markets which typically allows for stable growth and margin expansion.

The following table presents the capital invested by us in our utility operations and our share of the associated cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30, 2010	Dec. 31, 2009	June 30, 2010	June 30, 2009
South America	$209	$220	$10	$11
Australasia/Europe	180	257	7	—
North America	54	60	1	2

	$443	$537	$18	$13

Over 90% of the revenues from these assets are governed by regulated frameworks with the balance subject to long-term contracts. Accordingly, we expect this segment to produce consistent revenue and margins that should increase with inflation and other factors such as operational improvements. We also expect to achieve continued growth in revenues and income by investing additional capital into our existing operations.

Utilities operations contributed $18 million of net operating cash flow in the quarter, after deducting carrying charges and co-investor interests, compared with $13 million during 2009. The contribution from our Chilean transmission operations was $10 million in the second quarter of 2010, compared with $9 million in 2009, reflecting an increase in net operating income consistent with the ongoing benefit of inflation indexation and growth capital expenditures. The 2009 results include $2 million from our investment in Brazilian transmission lines that were sold that year.

Net operating cash flows in Australasia and Europe primarily reflect the contribution from our coal export terminal acquired in late 2009. The terminal charges a capacity toll on a take-or-pay basis to coal producers to transport coal onto ships destined for the export markets in Asia.

Q2 2010 INTERIM REPORT     23

Fee-for-services

The following table presents the capital invested by us in our fee-for-services operations, and associated net operating cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30, 2010	Dec. 31, 2009	June 30, 2010	June 30, 2009
North America	$72	$75	$5	$—
Australasia	52	57	4	—
Europe	72	64	2	—

	$196	$196	$11	$—

Our fee for service businesses are capital intensive businesses which provide transportation, storage and handling of energy, freight and bulk commodities. These businesses typically benefit from high barriers to entry, which enables us to negotiate long-term contracts with customers that are subject in many cases to a regulatory framework. Currently 70% of our expected cash flows are subject to long-term contracts. As a result, operating variances typically arise from fluctuations in volume and, to a lesser degree, changes in prices on uncontracted revenues. We believe these operations are well positioned to benefit from increases in commodity demand and the global movement of goods. Our invested capital in these businesses did not change meaningfully during the quarter.

Fee for service operations contributed $11 million of net operating cash flow which represents our proportionate share of the underlying cash flow, after deducting carrying charges and co-investor interests. These operations were acquired in late 2009 and accordingly there was no contribution to cash flow during the second quarter of 2009.

Timber

The following table sets out the assets and liabilities deployed in our timber segment based on net asset values:

	June 30, 2010				December 31, 2009
(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
North America
Western	$3,068	$1,478	$997	$593	$3,092	$1,478	$1,010	$604
Eastern	113	—	—	113	115	—	—	115
Brazil	169	15	122	32	161	7	122	32
Working capital	753	645	—	108	701	639	—	62

	$4,103	$2,138	$1,119	$846	$4,069	$2,124	$1,132	$813

Consolidated assets and net invested capital held within our timber operations were relatively unchanged during the quarter. Co-investor interests reflect direct interests of others in our timber operations as well as in Brookfield Infrastructure, through which a portion of these businesses are held.

	2010				2009
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	Net Operating Income	Interest Expense	Co-investor Interests	Net Operating Cash Flow	Net Operating Income	Interest Expense	Co-investor Interests	Net Operating Cash Flow
North America
Western	$40	$21	$9	$10	$10	$24	$(9)	$(5)
Eastern	2	—	—	2	—	—	—	—
Brazil	—	—	—	—	8	(3)	3	8

	$42	$21	$9	$12	$18	$21	$(6)	$3

Net operating cash flow increased to $12 million from $3 million for the same period in 2009 as both domestic and export demand strengthened, leading to higher prices, which enabled us to increase the level of harvest of both Douglas-fir and whitewood species. We sold 1.5 million cubic metres of timber during the second quarter of 2010, compared to 1.3 million cubic metres in 2009, as a result of the improved market condition, although we are still significantly below potential harvest levels.

24     BROOKFIELD ASSET MANAGEMENT

Interest costs were in line with 2009, while co-investor interests increased due to higher operating income in the quarter. The average interest rate on related borrowings is 5% and the overall duration of borrowings is seven years.

The increased levels of demand in the second quarter were a positive sign in this business. Asian demand has steadily increased over the last two years and provides us with an alternative market to service if prices on demand domestically is weak. We are cautious, however, with respect to the sustainability of domestic demand until a full economic recovery takes hold.

Development Activities

Summarized Financial Results

	Assets Under Management		Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009	June 30, 2010	June 30, 2009
Residential	$5,214	$5,320	$1,172	$1,296	$30	$10
Opportunity investments	1,496	1,413	294	262	11	5
Development land	2,148	2,277	1,130	845	(4)	7

	$8,858	$9,010	$2,596	$2,403	$37	$22

The increase in operating cash flows is due primarily to improved results from our U.S. and Canadian operations relative to last year. We typically do not generate any operating cash flow from development lands, other than our agricultural business, until they are transferred into third-party development activities or operating portfolios.

Capital invested in development activities increased by $123 million during the quarter, due primarily to profits retained in our Brazilian residential development business and additional investments into our opportunity fund to acquire a portfolio of properties.

Residential Development

	June 30, 2010				December 31, 2009
(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
Brazil	$2,927	$2,035	$499	$393	$2,684	$1,830	$465	$389
Canada	775	305	238	232	789	325	235	229
Australia	261	122	—	139	459	232	—	227
United Kingdom	141	111	—	30	192	110	—	82
United States	860	341	141	378	850	336	145	369

	$4,964	$2,914	$878	$1,172	$4,974	$2,833	$845	$1,296

Total assets, which include property assets as well as housing inventory, cash and cash equivalents and other working capital balances, decreased slightly since the end of 2009. Consolidated liabilities include borrowings that consist primarily of construction financings which are repaid with the proceeds received from sales of building lots, single-family houses and condominiums, and are generally renewed on a rolling basis as new construction commences.

Q2 2010 INTERIM REPORT     25

The net operating cash flows attributable to each of these business units are as follows:

	2010				2009
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	Total	Interest Expense	Co-investor Interests	Net	Total	Interest Expense	Co-investor Interests	Net
Operating margins
Brazil	$37	$23	$6	$8	$36	$11	$16	$9
Canada	33	—	16	17	13	—	7	6
Australia and U.K.	(2)	3	—	(5)	1	4	—	(3)
United States	9	—	(1)	10	(3)	—	(2)	(1)
Revaluation Items	—	—	—	—	(4)	(1)	(2)	(1)

	$77	$26	$21	$30	$43	$14	$19	$10

In our Brazilian business, profits are not recognized until projects are completed which results in more deferred recognition. As a result, notwithstanding significantly increased sales results, the net contribution in the quarter was largely unchanged. Contracted sales during the second quarter of 2010 in Brazilian residential business totalled R$1.3 billion ($697 million) (2009 – R$569 million and $316 million) representing gross sales revenues to be earned in current and future periods. Combined launches of new projects totalled R$805 million ($447 million) (2009 – R$591 million and $328 million) of sales value.

The Canadian operations contributed $17 million of net operating cash flow in the quarter, compared to $6 million in 2009. The increase in cash flows is due primarily to increased home and lot sales. In addition, operating margins increased to 24% from 19% in 2009. We continue to benefit from our strong market position and low-cost land bank, particularly in Alberta where we hold a 29% market share in Calgary. We own approximately 15,000 acres (December 31, 2009 – 15,000 acres) of which approximately 874 acres were under active development at the end of the quarter. The balance of this average is included in “Held for Development” because of the length of time that will likely pass before they are actively developed.

Our Australian operations incurred $5 million of operating cash outflow in the second quarter of 2010 compared with a $3 million net outflow in 2009. The carrying values of projects reflect our acquisition of this business in 2007 and therefore much of the expected future development profits were capitalized into the carrying values at that time. Accordingly, margins are expected to be lower in the first few years of ownership and interest costs are more likely to be expensed than capitalized.

Our U.S. operations generated $10 million of cash flows after reflecting interest, taxes and non-controlling interests during the second quarter of 2010, reflecting a higher level of closings and improved margins. The gross margin from housing sales was approximately 18%, compared with 8% last year. We closed on 210 units during the quarter (2009 – 169 units) at an average selling price of $449,000 (2009 – $486,000). The backlog at the end of the quarter was 181 units compared to 310 units in 2009. The decrease likely relates to the expiry of government stimulus programs, together with continued economic weakness. In aggregate, we own or control over 26,000 lots through direct ownership, options and joint ventures.

Opportunity Investments

We operate two niche real estate opportunity funds with $608 million of invested capital. Our current investment in the funds is $294 million and our share of the underlying cash flow during second quarter of 2010 was $11 million (2009 – $5 million). In February 2010, we acquired a 2.9 million square foot portfolio from a major financial institution which has in turn leased the majority of the space. This is the third such transaction we have completed in the past two years and included 16 properties throughout the United States.

Development Land

The following table presents the capital invested by us in longer term development land. The values of residential lots in this table are based on historical book values consistent with both IFRS and Canadian GAAP, whereas rural development lands held for agricultural purposes are carried at net asset values under IFRS.

26     BROOKFIELD ASSET MANAGEMENT

	June 30, 2010				December 31, 2009
(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-investor Interests	Net Invested Capital
Residential lots
North America	$755	$—	$378	$377	$797	$—	$399	$398
Brazil	591	262	282	47	691	308	320	63
Australia and UK	405	92	—	313	371	369	—	2
Rural development lands
Brazil	397	4	—	393	384	2	—	382

	$2,148	$358	$660	$1,130	$2,243	$679	$719	$845

1.	Includes rural development lands based on IFRS net asset values and residential lots based on management prepared estimates

Residential Lots

Residential development properties include land, both owned and optioned, which is in the process of being developed for sale as residential lots, but not expected to enter the process for more than three years. We utilize options to control lots for future years in our higher land cost markets in order to reduce risk. To that end, we hold options on approximately 9,000 lots which are located predominantly in California and Virginia. We invested additional capital into development land in Alberta to maintain our market position and hold approximately 14,000 acres in total. We also hold approximately 16,000 residential lots, homes and condominium units in our markets in Australia and New Zealand, which will provide the basis for continued growth.

Rural Development Lands

We own approximately 370,000 acres of prime agricultural development land in the Brazilian States of São Paulo, Minas Gerais, Mato Grosso do Sul and Mato Grosso. These properties are being used for agricultural purposes, including the harvest of sugar cane for its use in the production of ethanol, which is used largely as a gasoline co-generation of power and additive substitute.

Net asset value

The historical book value of our development assets after deducting borrowings and minority interests was $1.1 billion as at June 30, 2010, equal to our invested capital.

The valuation of residential development assets and residential lots within the Development Land segment are considered inventory for these purposes, and are recorded at the lower of the existing carrying value and their expected net realizable value. Net realizable value is determined as the value at the anticipated time of sale less costs to complete. Many of our land holdings were acquired many years ago and we believe the net asset value of these lands exceeds the carrying values for IFRS purposes. Accordingly, we reflect this excess value as “unrecognized value under IFRS” in determining the net asset value of our shareholders’ equity.

Rural development lands held for agricultural purposes are carried at fair value under IFRS.

Q2 2010 INTERIM REPORT     27

Special Situations

Summarized Financial Results

The following table presents the net asset value of the capital invested in our Special Situations activities, together with our share of the operating cash flows:

	Assets Under Management		Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009	June 30, 2010	June 30, 2009
Specialty Funds
Restructuring	$2,546	$2,050	$633	$613	$26	$3
Real estate finance	3,122	3,170	362	336	5	4
Bridge lending	512	585	112	100	9	8

	6,180	5,805	1,107	1,049	40	15
Other investments	2,041	1,925	609	582	(11)	(9)
Disposition gains	—	—	—	—	—	65

	$8,221	$7,730	$1,716	$1,631	$29	$71

Operating cash flow in the second quarter of 2010 from specialty funds was $40 million compared to $15 million in 2009, prior to the results from other investments and disposition gains. We realized a disposition gain of $65 million in the prior year resulting from the monetization of a partial interest in an industrial business.

Restructuring

We operate two restructuring funds with total invested capital of $2.5 billion and remaining uninvested capital commitments from clients of $150 million. Our share of the invested capital is $633 million.

The portfolio consists of nine investments in a diverse range of industries. Our average exposure to a specific company is $58 million and our largest single exposure is $211 million. We concentrate our investing activities on businesses with tangible assets and cash flow streams that protect our capital.

Our share of the operating cash flow produced by these businesses during the quarter was $26 million, compared to $3 million in 2009. This reflects improved profitability within portfolio companies due to restructuring initiatives and improved economic circumstances. In particular, improved market conditions in our forest products businesses allowed us to increase lumber shipments substantially over the prior year. In addition, we have made significant efforts to improve the costs structure of these businesses and we are seeing the benefit of that in the results. We expect that the majority of our investment returns will come in the form of disposition gains as operating cash flows during the restructuring period are typically below normalized returns.

Real Estate Finance

We operate two real estate finance funds with total committed capital of approximately $1.3 billion. Our share of capital invested in these operations was $362 million at June 30, 2010 (December 31, 2009 – $336 million). There are $212 million of uncalled capital commitments, of which our clients have committed $153 million and we have committed $59 million.

These activities contributed $5 million of net operating cash flow during the second quarter of 2010 compared to $4 million for the same period in 2009.

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30, 2010	Dec. 31, 2009	June 30, 2010	June 30, 2009
Total fund investments	$2,739	$2,787	$29	$18
Less: borrowings	(1,551)	(1,699)	(16)	(7)
Less: co-investor interests	(827)	(755)	(8)	(7)

Net investment in real estate finance funds	361	333	5	4
Securities – directly held	1	3	—	—

	$362	$336	$5	$4

28     BROOKFIELD ASSET MANAGEMENT

We have been careful to structure our financing arrangements to provide sufficient duration and flexibility to manage our investments with a longer term horizon. We have matched terms in respect of asset and liability positions with an overall asset and a liability duration of three years. In addition, both our asset returns and net corresponding liabilities are subject to changes in short-term floating rates.

Bridge Lending

The net capital invested by us in bridge loans increased to $112 million from $100 million at the end of 2009. In addition to our own capital, we also manage $400 million in loan commitments on behalf of clients, which include a number of major financial institutions.

Our portfolio at quarter end was comprised of six loans, and our largest single exposure at that date was $53 million. Our share of the portfolio at quarter end has an average term of seven months excluding extension privileges.

Other Investments

We own a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Although not core to our broader strategy, we expect to continue to make new investments of this nature and dispose of more mature assets.

The net operating cash outflow from these investments in the second quarter of 2010 totalled $11 million, similar to the same period in 2009. We realized a $65 million gain in the second quarter of 2009 related to the disposition of 10 million common shares of Norbord Inc., a leading North American industrial business focussed on panel board manufacturing.

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30, 2010	Dec. 31, 2009	June 30, 2010	June 30, 2009
Industrial	$288	$256	$(6)	$(3)
Infrastructure	80	81	2	2
Business services	164	174	(8)	(7)
Property and other	77	71	1	(1)

	609	582	(11)	(9)
Disposition gains	—	—	—	65

	$609	$582	$(11)	$56

Industrial

Our largest industrial investment is a 63% fully diluted interest in Norbord, which is the second largest and lowest cost manufacturer of oriented strand board in North America. The substantial downturn in the U.S. housing market resulted in lower volumes and prices for Norbord’s products, resulting in operating losses; however both prices and volumes have recovered significantly in recent months. The market value of our investment in Norbord at the date of this report was approximately $370 million based on the stock market prices, compared to a carrying value of $223 million.

Business Services

Business services include the provision of property and casualty products in Canada. We are winding down our re-insurance business through an orderly runoff.

Net Asset Value

The net invested capital in our special situations operations was $1.7 billion as at June 30, 2010. The values are based on publicly available share prices where available as well as comparable valuations and internal calculations. Certain investments continue to be carried at historical book value for IFRS purposes, and have an incremental unrecognized value which is included in “unrecognized value under IFRS”.

Q2 2010 INTERIM REPORT     29

ASSET MANAGEMENT AND OTHER SERVICES

We earn fees and other sources of income for providing a wide range of asset management and related services to our clients. These include fees in respect of managing private funds, listed issuers and portfolios of fixed income and equity securities, investment banking services and a broad range of property and construction services, including leasing, relocation services and facilities management.

	Operating Cash Flow
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2010	2009
Base management fees[1]	$37	$28
Performance returns[1]	8	1
Transaction fees[1]	3	6
Investment banking[1]	3	4

	51	39
Property services[2]	5	7
Construction services[2]	22	12

	$78	$58

1.	Revenues
2.	Net of direct expenses

Base Management Fees

Base management fees increased to $37 million, reflecting the contribution from new funds launched during the past two years and an increase in the capital committed to existing mandates. As at June 30, 2010, annualized base management fees on existing funds and assets under management amounted to $155 million (December 31, 2009 – $140 million).

Transaction Fees

Transaction fees include investment fees earned in respect of financing activities and include commitment fees, work fees and exit fees.

Investment Banking Fees

Our investment banking services are provided by teams located in United States, Canada, Australia and Brazil. The group advised on transactions totalling $1.9 billion in value during the quarter, and secured a number of prominent mandates.

Property Services Income

Property services fees include property and facilities management, leasing and project management and a range of real estate services.

Construction Services

We secured four new projects in Australia during the quarter with a total value of $266 million and progressed a number of projects in each of our markets. We are pursuing a number of new projects in Australia and the Middle East which should position us well for future growth.

The following table summarizes the operating results from our construction operations during the second quarter of 2010 and 2009:

	Net Operating Cash Flow
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2010	2009
Australia	$5	$1
Middle East	15	8
United Kingdom	2	3

	$22	$12

30     BROOKFIELD ASSET MANAGEMENT

Construction service fees increased in the quarter, predominantly in the Middle East, due to improved margin on two projects and the completion of one project. The remaining work-in-hand totalled $2.7 billion at the end of June 30, 2010 (December 31, 2009 – $3.3 billion) and represented approximately three years of scheduled activity. The decrease reflects the completion of contracts with revenues totalling $123 million, and the impact of foreign exchange revaluation on Australian and UK revenues.

The following table summarizes the work-in-hand at the end of the second quarter of 2010 and end of last year:

(MILLIONS)	June 30, 2010	December 31, 2009
Australia	$829	$1,167
Middle East	913	1,075
United Kingdom	922	1,081

	$2,664	$3,323

Third-Party Capital

The following table summarizes third-party capital allocations at the end of the second quarter of 2010 and end of last year:

	June 30, 2010			December 31, 2009
(MILLIONS)	Core and Value Added	Opportunity and Private Equity	Total	Core and Value Added	Opportunity and Private Equity	Total
Unlisted funds and specialty issuers
Commercial properties	$2,242	$5,175	$7,417	$2,380	$4,600	$6,980
Infrastructure	4,181	—	4,181	3,818	—	3,818
Development	—	288	288	—	291	291
Special situations	3,041	620	3,661	3,098	661	3,759

	9,464	6,083	15,547	9,296	5,552	14,848
Public securities	—	—	23,100	—	—	23,787
Other listed entities	—	—	8,302	—	—	8,552

	$9,464	$6,083	$46,949	$9,296	$5,552	$47,187

Unlisted Funds and Specialty Issuers

This segment includes the unlisted funds and specialty listed issuers through which we own and manage a number of property, power, infrastructure and specialized investment strategies on behalf of our clients and ourselves. Third-party capital commitments to these funds increased by $699 million since year end, reflecting additional capital committed to real estate turnaround opportunities and to our special situations funds, net of the impacts of foreign exchange.

The allocations in the table above include $7.4 billion of capital that has not been invested to date but which is available to pursue large scale acquisitions pursuant to each fund’s specific mandate. Of the total uninvested capital, $4 billion relates to our global real estate turnaround consortium.

Public Securities

We specialize in fixed income and equity securities with a particular focus on real estate and infrastructure, including high yield and distress securities. Our fixed income mandates are managed in New York and our equity mandates are managed in Chicago. Our clients are predominantly pension funds and insurance companies throughout North America and Australia.

Q2 2010 INTERIM REPORT     31

The following table summarizes assets under management within these operations. We typically do not invest our own capital in these strategies as the assets under management tend to be securities rather than physical assets.

	Total Assets Under Management		Third-Party Commitments
(MILLIONS)	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009
Real estate and fixed income securities
Fixed income	$17,098	$17,589	$17,098	$17,589
Equity	6,022	6,218	6,002	6,198

	$23,120	$23,807	$23,100	$23,787

We secured $1.2 billion of new advisory mandates since December 2009, offset by $2.7 billion of redemptions. In addition, market values increased by $0.8 billion over December 2009.

Other Listed Entities

We have established a number of our business units as listed public companies to allow other investors to participate and to provide us with additional capital to expand these operations. This includes common equity held by others in Brookfield Properties, Brookfield Incorporações, Brookfield Infrastructure Partners and Brookfield Renewable Power, among others.

Unallocated Operating Costs

Operating costs include the costs of our asset management activities as well as corporate costs which are not directly attributable to specific business units.

	Net
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2010	2009	Variance
Operating costs	$54	$48	$6
Cash income taxes	—	5	(5)

	$54	$53	$1

CORPORATE CAPITALIZATION, LIQUIDITY AND OPERATING COSTS

In this section, we review our corporate (i.e. deconsolidated) capitalization, liquidity profile and operating costs.

Liquidity Profile

We continue to maintain higher liquidity levels over the past two years as a result of the challenging economic circumstances and increased potential for attractive investment opportunities. As at June 30, 2010, our consolidated core liquidity was approximately $4.2 billion, consisting of $2.7 billion at corporate level and $1.5 billion within our principal operating subsidiaries. In addition to our core liquidity, we have $7.4 billion of uninvested capital allocations from our investment partners that is available to qualifying investments.

Cash and Financial Assets

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30, 2010	Dec. 31, 2009	June 30, 2010	June 30, 2009
Financial assets
Government bonds	$587	$547
Corporate bonds	286	290
Other fixed income	99	115
High-yield bonds and distressed debt	675	694
Preferred shares	279	282
Common shares	237	184
Loans receivable/deposits	104	(150)

Total financial assets	2,267	1,962	$63	$58
Cash and cash equivalents	15	34	—	—
Deposits and other liabilities	(574)	(351)	(25)	(8)

Net investment	$1,708	$1,645	$38	$50

32     BROOKFIELD ASSET MANAGEMENT

Net cash and financial asset balances increased to $1.7 billion during the second quarter of 2010 from $1.6 billion at the end of 2009. In addition to the carrying values of financial assets, we hold positions with a notional value of $75 million (December 31, 2009 – $75 million) through total return swaps and hold protection against widening credit spreads through credit default swaps with a total notional value of $0.1 billion (December 31, 2009–$0.4 billion). The market value of these derivative instruments reflected in our financial statements at June 30, 2010 was a loss of $1 million (December 31, 2009 – gain of $3 million). Net invested capital includes liabilities such as broker deposits and a small number of borrowed securities that have been sold short.

Corporate Capitalization

Our corporate capitalization consists of financial obligations of (or guaranteed by) the Corporation as set forth in the following table:

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	June 30, 2010	Dec. 31, 2009	June 30, 2010	June 30, 2009
Corporate borrowings
Bank borrowing and commercial paper	$351	$388	$6	$5
Term debt	2,274	2,205	39	30

	2,625	2,593	45	35
Contingent swap accruals	832	779	20	21
Accounts payable and other accruals/expenses	1,832	2,028	54	53
Capital securities	627	632	9	8
Shareholders’ equity
Preferred equity	1,413	1,144	19	9
Common equity[1]	14,484	14,656	308	285

	15,897	15,800	327	294

Total corporate capitalization	$21,813	$21,832	$455	$411

Debt to capitalization	16%	15%
Interest coverage			6x	6x
Fixed charge coverage			4x	5x

1.	Excludes unrecognized values under IFRS

Corporate Borrowings

Bank borrowing and commercial paper represent shorter term borrowings that are pursuant to or backed by $1,445 million of committed revolving term credit facilities. Approximately $101 million (December 31, 2009 – $125 million) of the facilities were also utilized for letters of credit issued to support various business initiatives at quarter end. The facilities are periodically renewed and extended for three to four year periods at a time. Currently, $1,195 million of the facilities are scheduled to expire in 2012 and the balance in 2011.

Term debt consists of public bonds and private placements, all of which are fixed rate and have maturities ranging from 2012 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate borrowings have an average term of eight years (December 31, 2009 – eight years) and all of the maturities extend into 2012 and beyond. The average interest rate on our corporate borrowings was 6% at June 30, 2010, consistent with the end of 2009.

AS AT JUNE 30, 2010 (MILLIONS)	AverageTerm	2010	2011	2012	2013 & After	Total
Commercial paper and bank borrowings	2	$—	$—	$351	$—	$351
Term debt	9	—	—	422	1,852	2,274

	8	$—	$—	$773	$1,852	$2,625

Corporate debt levels increased by $32 million since the end of the year primarily due to changes in foreign exchange.

Q2 2010 INTERIM REPORT     33

Contingent Swap Accruals

We entered into interest rate swap arrangements with AIG Financial Products (“AIG-FP”) in 1990, which include a zero coupon swap that was originally intended to mature in 2015. Our financial statements include an accrual of $832 million in respect of these contracts which represents the compounding of amounts based on interest rates from the inception of the contracts. We have also recorded an amount of $190 million in accounts payable and other liabilities which represents the difference between the present value of any future payments under the swaps and the current accrual. We believe that the financial collapse of American International Group (“AIG”) and AIG-FP triggered a default under the swap agreements, thereby terminating the contracts with the effect that we are not required to make any further payments under the agreements, including the amounts which might, depending on various events and interest rates, otherwise be payable in 2015. AIG disputes our assertions and therefore we have commenced legal proceedings seeking a declaration from the court confirming our position. We recognize this may not be determined for a considerable period of time, and therefore will continue to account for the contracts as we have in prior years until we receive clarification.

Capital Securities

Capital securities are preferred shares that are classified as liabilities because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time unless previously redeemed by us. The dividends paid on these securities are recorded as interest expense.

The carrying values of capital securities decreased to $627 million from $632 million at the end of 2009 due to a decrease in the value of the Canadian dollar, in which most of these securities are denominated. The average distribution yield on the capital securities at June 30, 2010 was 6% (June 30, 2009 – 6%) and the average term to the holders’ conversion date was four years as at June 30, 2010 (December 31, 2009 – four years).

Shareholders’ Equity

	Net Invested Capital [1]		Book Value [2]
(MILLIONS)	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009
Preferred equity	$1,413	$1,144	$1,413	$1,144
Common equity	14,484	14,656	11,695	11,867

	$15,897	$15,800	$13,108	$13,011

1.	Excluding future tax provisions and net asset values not otherwise recognized under IFRS
2.	Based on IFRS financial statements

Preferred equity consists of perpetual preferred shares representing an attractive form of leverage for common shareholders. We issued C$275 million ($269 million) of perpetual preferred shares during the first quarter of 2010 with an initial coupon of 5.40% that resets every five years unless previously redeemed by the Corporation. The average dividend rate at June 30, 2010 was 5%.

Working Capital

Other Assets

The following is a summary of other assets:

	Net Invested Capital
(MILLIONS)	June 30, 2010	Dec. 31, 2009
Accounts receivable	$269	$297
Restricted cash	137	208
Intangible assets	44	43
Prepaid and other assets	501	397

	$951	$945

Other assets include working capital balances employed in our business that are not directly attributable to specific operating units.

34     BROOKFIELD ASSET MANAGEMENT

Other Liabilities

	Net Invested Capital
(MILLIONS)	June 30, 2010	Dec. 31, 2009
Accounts payable	$229	$279
Insurance liabilities	626	721
Other liabilities	977	1,028

	$1,832	$2,028

Other liabilities include $190 million of mark-to-market adjustments in respect of contingent swap accruals.

NET ASSET VALUE

The following table provides an analysis of the changes in our net asset values during the quarter and relates these changes to our Net Income, Other Comprehensive Income and other items in our Statement of Changes in Equity such as shareholder distributions.

	Net Asset Value	Financial Statement Allocation			Net Asset Value
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2010 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Net Income	Other Comprehensive Income	Other Items [1]	Per Share
Opening equity value, April 1, 2010	$17,081	$—	$—	$—	$29.09

Operating cash flow[2]	327	225	—	102	0.53
Less: preferred share dividends	(19)	—	—	(19)	n/a [5]
Fair value changes	58	46	12	—	0.09
Unrecognized values[3]	800	n/a	n/a	n/a	1.30
Foreign currency	(311)	—	(311)	—	(0.50)
Depreciation and amortization	(184)	(184)	—	—	(0.30)
Realization gains	(102)	—	—	(102)	(0.19)
Other	(92)	(51)	(17)	(24)	(0.20)

Total return – pre-tax	477	36	(316)	(43)	0.73
Common share dividends	(74)	—	—	(74)	(0.13)
Deferred income taxes[4]	n/a	53	(16)	—	n/a

Total change in value	403	89	(332)	(117)	0.60

Closing equity value	$17,484	$89	$(332)	$(117)	$29.69

1.	Other items included in Statement of Changes in Equity
2.	Includes a $102 million disposition gain on sale of shares that is recorded in equity as appraisal surplus.
3.	Revaluation of items not reflected at fair value under IFRS
4.	Net asset values presented on a pre-tax basis
5.	Operating cash flow per share shown net of preferred share dividends

We add back deferred tax provisions, which primarily reflect the difference between the carrying values of our assets and their tax basis, because we do not expect to liquidate the business and, until any such taxes become payable, we have the ability to invest this capital to generate cash flow and value for shareholders. Any cash tax liabilities are included in liabilities and reflected in net asset value.

Finally, IFRS does not permit revaluation of all assets. We therefore provide an adjustment, determined by management, to our net asset values to ensure that the tangible value of our assets and equity is updated at least annually.

The components of net asset value are presented in the following table:

	June 30, 2010		March 31, 2010		December 31, 2009
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share	Total	Per Share	Total	Per Share
Common equity – per IFRS financial statements	$11,695	$20.29	$12,055	$20.93	$11,867	$20.57
Deferred income taxes	2,789	4.53	2,826	4.59	2,789	4.59

Pre-tax equity	14,484	24.82	14,881	25.52	14,656	25.16
Unrecognized values	3,000	4.87	2,200	3.57	2,050	3.37

	$17,484	$29.69	$17,081	$29.09	$16,706	$28.53

Q2 2010 INTERIM REPORT     35

Valuation Methodology

Use of Management and Third Party Appraisals

Our tangible assets are generally held in public and private operating subsidiaries and various listed and unlisted funds. Assets held in funds often require annual revaluation based on third party appraisal. In these cases, we utilize the appraised third party values and assumptions as the basis of our IFRS carrying values with adjustments in accordance with IFRS rules, if necessary. Assets not otherwise valued for fund requirements are valued by management, and also valued by third party appraisers on a rotating basis so that each asset is revalued externally at least once every three years. A summary of our revaluation methodology is provided below:

Renewable Power: Revalued annually by management and on a rotating basis at least once every three years by third party appraisers and more frequently if required for refinancing activity.

Commercial Properties: Revalued quarterly by management and on a rotating basis by third party appraisers at least once every three years and more frequently if required for fund reporting or refinancing activity.

Timberlands: Our timberlands in Western North America and Brazil are held in funds which require annual third party appraisals. Timberlands held in Eastern North America are revalued using management estimates. All quarterly revaluations are prepared using management estimates.

Other Infrastructure Assets: Our Chilean transmission system is owned with a consortium of institutional investors who require annual third party appraisals. Our Ontario transmission system is revalued annually using management estimates. Other infrastructure assets acquired in the fourth quarter of 2009, such as our coal terminal, ports, pipelines and rail are valued at the purchase price in the current period and will be revalued annually using management estimates and on a rotating basis by external appraisers at least once every three years commencing on December 31, 2010.

Financial assets: Marked-to-market quarterly based on publicly available inputs and management estimates if public inputs do not exist.

Liabilities: Public and private debt is held at amortized cost from the date of issuance. Interest rate swaps and other hedging products are marked-to-market quarterly.

Valuation Assumptions

The assumptions used in valuing our tangible assets are based on market conditions prevalent during the second quarter of 2010 and the end of 2009. We believe that these values would be lower on a liquidation basis (which we have no intention of undertaking) and higher if assessed in the context of normal economic circumstances. For example, in aggregate, we believe that a 100-basis point decrease in the discount rates used to value our two largest asset classes, commercial office properties and renewable power generating facilities, would increase share values by $3.75 billion, or $6.09 per share, for a total value of $35.78 per share. A corresponding 100-basis point increase would have the opposite effect on share values. The following is a summary of key assumptions used in our valuations:

Renewable Power

	United States		Canada		Brazil
	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008
Discount rate	8.2%	8.2%	7.3%	7.3%	11.0%	11.0%
Terminal capitalization rate	8.4%	8.4%	7.9%	7.9%	11.0%	11.0%
Exit date	2029	2029	2029	2029	2029	2029

Commercial Properties

	United States		Canada		Australia
	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009
Discount rate	8.8%	8.8%	7.4%	7.4%	9.2%	9.3%
Terminal capitalization rate	6.9%	6.9%	6.6%	6.7%	7.6%	7.8%
Exit date	2020	2019	2020	2019	2020	2019

36     BROOKFIELD ASSET MANAGEMENT

Infrastructure

The valuation of our timber operations is based on independent appraisals. Key assumptions include a weighted average discount and terminal capitalization rate of 6.5% and an average terminal valuation date of 72 years. Timber prices were based on a combination of forward prices available in the market and the price forecasts of each appraisal firm.

The valuation of our transmission operations is based on an independent valuation of our Chilean transmission business and an internal valuation of our Northern Ontario operations based on the regulated rate base. In valuing our Chilean transmission business, key assumptions included a weighted average real discount rate and terminal capitalization rates of 8.1% and a terminal valuation date of 2023. The valuation of interests in the other businesses are based on their November 2009 acquisition price. These assets will be revalued annually for adjustments to net asset value assumptions.

Unrecognized Values

Certain assets and cash flows under IFRS are not reflected at fair value and as a result, we have provided an estimate of the incremental value of these items to arrive at a more complete determination of net asset value. These items include items carried at historical book values such as the values for our services businesses, renewable power and infrastructure development projects, assets acquired at distressed values, and development land carried at the lower of cost or market. We include the incremental value of these items in our net asset value because they represent tangible, measurable value which can be, and often are, realized in normal market transactions and because we consider the value of these items ourselves when valuing the business internally.

We exclude from this analysis the incremental value attributable to our business and asset management franchise, even though we believe these capabilities will contribute to additional cash flow growth and enhancement of our existing and future business activities.

The increase in value of renewable power assets reflects long-term contracts procured during the period on certain power development projects in Ontario. In addition, we eliminate the impact of quarterly power depreciation on our operating assets, which we are required to recognize for accounting purposes, from our net asset value as they are revalued at the end of each year.

Infrastructure assets acquired in Q4 2009 are carried at cost; however, based on valuations inherent in comparable market transactions and the confirmation of our rate base for certain rate regulated assets we have recognized additional value during the quarter which we expect to realize in our IFRS equity once a formal valuation is completed at the end of the year.

The value of investments in our special situations funds increased during the quarter reflecting in part the value of our investment in General Growth Properties following the court approval of our plan to recapitalize the company. In addition, valuations in a number of our non-public investments benefitted from cost rationalization initiatives implemented in prior periods combined with improvements in operating conditions. These items were offset, in part, by investments which are carried at cost for IFRS purposes but recognized at market prices for the purposes of determining our net asset value which declined during the quarter.

Our estimate of the aggregate unrecognized value increased to $3.0 billion at June 30, 2010 from $2.2 billion as at March 31, 2010 and $2.1 billion at year end.

(MILLIONS)	June 30, 2010	Mar. 31, 2010	Dec. 31, 2009
Services	$250	250	250
Operating platforms
Renewable power	800	600	450
Commercial properties	—	—	—
Infrastructure	300	100	100
Development	750	750	750
Special situations	800	400	400
Cash and financial assets	—	—	—
Other assets	100	100	100

	$3,000	$2,200	$2,050

Q2 2010 INTERIM REPORT     37

PART 3

ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS

This section contains a review of our consolidated financial statements which are prepared in accordance with IFRS. It contains information to enable the reader to reconcile the basis of presentation in our consolidated financial statements to that employed in the MD&A, as well as a review of certain balances that are not reviewed elsewhere in the MD&A.

CONSOLIDATED STATEMENTS OF INCOME

The following table summarizes our consolidated statements of net income and reconciles them to operating cash flow and gains:

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2010	2009	2010	2009
Operating cash flow and gains	$327	$294	693	542
Less: disposition gains[1]	(102)	(23)	(187)	(43)

	225	271	506	499
Fair value adjustments, depreciation and other non-cash provisions	(136)	(613)	(253)	(1,133)

Net income (loss) attributable common shareholders	$89	$(342)	$253	(634)
– Per share (diluted)	$0.12	$(0.60)	$0.37	(1.12)

1.	Disposition gains that are recorded in equity for IFRS purposes, as opposed to net income.

The principle differences between operating cash flow and net income for IFRS purposes are the periodic non-cash revaluation of our office property portfolios, depreciation on our power generating facilities and other non-cash revaluation items. These items are described in more detail on pages 39 and 40.

IFRS generally precludes the recognition of disposition gains on interests in controlled subsidiaries if we continue to consolidate the investment after the sale, with the gains being recorded directly into equity as opposed to the statement of operations. We consider these gains to be an important component of performance measurement and accordingly include them in the determination of operating cash flow and gains. As such, they become a reconciling item between net income and operating cash flow.

Net income was $89 million for the second quarter of 2010, compared to a net loss of $342 million for the same period in 2009.

38     BROOKFIELD ASSET MANAGEMENT

Revenues

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2010	2009	2010	2009
Asset management and other services	$576	$366	$1,143	$822
Renewable power generation	267	294	604	590
Commercial properties	259	237	511	421
Infrastructure	212	94	408	189
Development activities	683	519	1,163	665
Special situations	989	889	1,815	1,701
Cash, financial assets and other	95	150	181	194

	$3,081	$2,549	$5,825	$4,582

The increase in asset management and other services revenues reflects increased volumes within our construction services business, as well as a higher level of base management and transaction fees. Renewable power generation revenues reflect lower generation, particularly in the second quarter, offset by increased currency exchange rates and higher pricing. Commercial property revenues increased primarily from the contribution of acquired and developed properties, as well as the impact of favourable currency exchange rates. The increase in infrastructure revenues reflects the contribution from an infrastructure business acquired in late 2009, as well as increased harvesting in our Timber operations. Development revenues increased by 19% in the second quarter due to currency appreciation on non-U.S. operations and higher activity levels in the U.S. and Canada. The significant increase in year-to-date development revenues is the result of a higher amount of completed properties in our Brazilian operations which recognize all of a project’s revenue and costs upon completion. Our restructuring operations contributed stronger revenues in our Special Situations platform, while revenues from cash, financial assets and other sources decreased due to a higher amount of gains in the prior year.

Revaluation and Other Items, Net of Non-controlling Interests

The following table summarizes the major components of other items on a total basis and also by presenting them net of the associated non-controlling interests:

	Total		Net [1]
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2010	2009	2010	2009	Variance
Operating cash flow	$327	$294	$327	$294	$33
Less: deferred gains[2]	(102)	(23)	(102)	(23)	(79)

	225	271	225	271	(46)
Other items
Depreciation and amortization	(208)	(137)	(184)	(121)	(63)
Fair value changes	(1)	(887)	(5)	(574)	569
Deferred income taxes	39	92	53	82	(29)
Non-controlling interests	34	319	—	—	—

Net income attributable to common shareholders	$89	$(342)	$89	$(342)	$431

1.	Net of non-controlling interests
2.	Recorded in equity under IFRS, as opposed to net income

Depreciation and Amortization

Depreciation and amortization for each principal operating segment is summarized in the following table:

	Total		Net [1]
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2010	2009	2010	2009	Variance
Renewable power generation	$(130)	$(85)	$(130)	$(85)	$(45)
Infrastructure	(4)	(2)	(2)	(1)	(1)
Development activities	(8)	(6)	(7)	(6)	(1)
Specialty situations	(31)	(18)	(17)	(10)	(7)
Other property, plant and equipment	(35)	(26)	(28)	(19)	(9)

	$(208)	$(137)	$(184)	$(121)	$(63)

1.	Net of non-controlling and minority interests

Q2 2010 INTERIM REPORT     39

Depreciation expenses throughout most of our businesses are generally stable year-over-year except for currency fluctuations. We no longer recognize depreciation or depletion on our investment properties and timber, respectively, as each of these asset classes are revalued on a quarterly basis through income. Depreciation on our renewable power facilities represents the majority of our quarterly depreciation due to the significant investment we have in the underlying assets and increased during the quarter as new facilities in Brazil were commissioned during 2010 and depreciation in Canada and Brazil increased due to currency appreciation.

Fair Value Changes

Fair value changes for each principal operating segment is summarized in the following table:

	Total		Net [1]
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2010	2009	2010	2009	Variance
Investment property (commercial office)	$95	$(842)	$46	$(544)	$590
Agriculture (timberlands and agrilands)	(11)	(2)	—	(3)	3
Interest rate contracts	(36)	100	(36)	100	(136)
Power contracts	(59)	(7)	(59)	(7)	(52)
Other	10	(136)	44	(120)	164

	$(1)	$(887)	$(5)	$(574)	$569

1.	Net of non-controlling interests

The net impact of unrealized fair value gains in the quarter totalled $52 million versus a loss of $574 million in 2009. The prior year’s loss was primarily the result of a decline in the valuation of our commercial office properties due to decreased rent assumptions and higher discount rates attributed to future cash flows. Valuations in 2010 improved significantly as leasing fundamentals in most of our markets improved.

We hold interest rate contracts to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration, interest sensitive physical assets. The U.S. 10-year treasury rate moved from 3.83% to 2.93% during the second quarter of 2010, which led to a $36 million decrease in the net value of these contracts. Accounting rules require that we revalue these contracts each period even if the corresponding assets are not revalued.

In our power operations, we enter into long-term contracts to provide generation capacity, and are required to record changes in the market value of these contracts through net income whereas we are not permitted to record the corresponding increase in the value of the capacity and generation that we have pre-sold.

CONSOLIDATED BALANCE SHEETS

Assets

We review changes in our financial position on a segmented basis in Part 2 – Review of Operations and reconcile this basis to our consolidated balance sheets on pages 50 and 52 in this section. We also provide an analysis in this section of the major classifications of balances that differ from those utilized in our segmented review.

40     BROOKFIELD ASSET MANAGEMENT

Total assets at book value increased to $65.4 billion as at June 30, 2010 from $64.9 billion at the end of 2009 as shown in the following table:

	Book Value
(MILLIONS)	June 30, 2010	December 31, 2009
Assets
Cash and cash equivalents and other financial assets	$6,425	$6,432
Accounts receivable and other	5,147	5,160
Inventory	5,342	5,553
Investments	5,055	4,454
Property, plant and equipment	16,813	16,518
Investment properties	19,250	19,210
Timber	2,931	2,951
Intangible assets	945	921
Goodwill	2,141	2,248
Deferred income tax	1,348	1,478

	$65,397	$64,925

The carrying values of our assets were generally unchanged during the first six months of 2010. Currency exchange generally resulted in a decrease in the carrying value of non-U.S. assets, as did the recognition of depreciation and amortization. This was offset by increased appraisal values of our commercial office properties, ongoing sustaining capital expenditures and investment activities.

Other Financial Assets

Other financial assets include $0.7 billion (2009 – $0.8 billion) of largely fixed income securities held through our insurance operations, as well as our common share investment in Canary Wharf Group, which is included in our commercial office property operations in our segmented analysis.

Investments

Investments represent equity accounted interests in partially owned entities as set forth in the following table, which are discussed further within the relevant business segments in Part 2 – Review of Operations.

(MILLIONS)	Ownership Interest		Carried Value
	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009
Renewable power generation
Bear Swamp Power Co. LLC	50%	50%	$118	$119
Other power investments	23-50%	23-50%	131	157
Commercial properties
U.S. Office Fund	47%	47%	1,661	945
245 Park Avenue	51%	51%	663	613
Other commercial properties	20-50%	21-50%	1,101	1,087
Infrastructure
Prime Infrastructure	40%	40%	591	656
Transelec S.A.	28%	28%	342	360
Other	25-50%	25-45%	448	517

Total			$5,055	$4,454

The increase in the carrying value of Investments reflects higher values of the commercial office properties held within our U.S. Core Office Fund as well as the investment of additional capital to purchase debt issued by the Fund at a discount.

Q2 2010 INTERIM REPORT     41

Accounts Receivable and Other

	Book Value
(MILLIONS)	June 30, 2010	Dec. 31, 2009
Accounts receivable	$2,896	$2,719
Prepaid expenses and other assets	1,716	1,799
Restricted cash	535	642

	$5,147	$5,160

These balances include amounts receivable by the company in respect of contracted revenues owing but not yet collected, and dividends, interest and fees owing to the company. Restricted cash represents cash balances placed on deposit in connection with financing arrangements and insurance contracts, including the defeasement of long-term property-specific mortgages. The balances increased as a result of higher foreign currency exchange rates on non-U.S. balances and increased development activity in our residential businesses during the quarter.

Property, Plant and Equipment

	Book Value
(MILLIONS)	June 30, 2010	Dec. 31, 2009
Renewable power generation	$12,974	$12,985
Timber	756	747
Utilities	207	205
Fee for services	278	301
Special situations	2,432	2,083
Other property, plant and equipment	166	197

	$16,813	$16,518

Property, plant and equipment are predominantly comprised of our investment in renewable hydro facilities. There was minimal change in the value of our assets during the first quarter as the majority of assets are not revalued until year-end.

Intangible Assets

Intangible asset values of $0.9 billion are consistent with balances at the end of 2009.

Goodwill

Goodwill represents purchase consideration that is not specifically allocated to the tangible and intangible assets being acquired. Goodwill is allocated to our Australian, North American, European and Middle East operations and was relatively unchanged at $2.1 billion during the second quarter of 2010.

Liabilities and Shareholders’ Equity

The following analysis of our liabilities and shareholders’ equity is based on our consolidated balance sheet, and therefore includes the obligations of consolidated entities, including partially owned funds and subsidiaries.

We note, however, that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. For example, we have access to the capital of our clients and co-investors through public market issuance and, in some cases, contractual obligations to contribute additional equity. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted or proportionately consolidated such as our U.S. core office fund and much of our infrastructure business.

Accordingly, we believe that the two most meaningful bases of presentation to use in assessing our capitalization are proportionate consolidation and deconsolidation. The following tables depict the composition of our capitalization on these bases, along with our consolidated capitalization, all based on the net asset value of our equity and the interests of other investors.

Our deconsolidated capitalization depicts the amount of debt that is recourse to the Corporation, and the extent to which it is supported by our deconsolidated invested capital and remitted cash flows. At

42     BROOKFIELD ASSET MANAGEMENT

quarter end, our deconsolidated debt to capitalization was 16% (December 31, 2009 – 15%) which is a prudent level in our opinion. This reflects our strategy of having a relatively low level of debt at the parent company level and finance our operations primarily at the asset or operating unit level with no recourse to the corporation.

Proportionate consolidation which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which is an important component of enhancing shareholder returns. We believe the 45% debt-to-capitalization ratio at quarter end (December 31, 2009 – 46%) is appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Our consolidated debt-to-capitalization ratio is 40%. This reflects the full consolidation of partially-owned entities, notwithstanding that our capital exposure to these entities is limited and also excludes our proportional debt that is issued by equity accounted investees. This is in part why we believe that the consolidated capitalization is less meaningful and can only be assessed in the context of the overall asset base of the company, and taking into consideration the full ownership base, including minority shareholders and institutional fund investors, which can be difficult to assess in the context of consolidated financial statements. As noted above, it also excludes the debt of equity accounted investees, which results in a lower debt-to-capitalization than the proportional, consolidated numbers.

As presented in the following table, debt to capitalization in the second quarter was consistent with 2009 in all three bases of presentation.

	Deconsolidated		Proportionate		Consolidated
(MILLIONS)	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009
Corporate borrowings	$2,625	$2,593	$2,625	$2,593	$2,625	$2,593
Non-recourse borrowings
Property-specific mortgages	—	—	13,828	14,747	19,539	19,678
Subsidiary borrowings[1]	832	779	3,332	3,550	3,829	3,800
Accounts payable and other	1,832	2,028	7,038	7,931	9,737	10,159
Capital securities	627	632	1,127	1,136	1,628	1,641
Non-controlling interests[2]	—	—	—	—	12,142	11,254
Shareholders’ equity[2]	15,897	15,800	15,897	15,800	15,897	15,800

	$21,813	$21,832	$43,847	$45,757	$65,397	$64,925

Debt to capitalization	16%	15%	45%	46%	40%	40%

1.	Includes $832 million (December 31, 2009 – $779 million) of contingent swap accruals which are guaranteed by the Corporation and are accordingly included in Corporate Capitalization
2.	Pre-tax basis, excluding unrecognized values under IFRS

The table above illustrates our use of subsidiary and property-specific financings to minimize risk. As at June 30, 2010 only 13% of our consolidated debt capitalization is issued or guaranteed by the Corporation, whereas 75% is recourse only to specific assets or groups of assets and 12% is issued by subsidiaries and has no recourse to the Corporation.

Q2 2010 INTERIM REPORT     43

The cash flows generated within our operations provides favourable interest and fixed charge coverage ratios, as shown in the following table:

	Deconsolidated				Consolidated
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2010		2009		2010		2009
Corporate borrowings	$45		$35		$45		$35
Contingent swap accruals	20		21		20		21
Property-specific borrowings	—		—		306		242
Subsidiary borrowings	—		—		38		45
Operating expenses	54		53		134		128
Capital securities	9		8		24		22
Non-controlling interest	—		—		318		149
Shareholders’ equity
Preferred equity	19		9		19		9
Common equity	308		285		308		285

	327		294		327		294
Total cash flows	$455		$411		$1,212		$936

Interest coverage[1]	6	x	6	x	10	x	8	x
Fixed charge coverage[2]	4	x	5	x	7	x	6	x

1.	Total cash flows divided by interest on borrowings and swap accruals
2.	Total cash flows divided by interest on borrowings, swap accruals and distributions on capital securities and preferred equity

Corporate Borrowings

We discuss corporate borrowings on page 33.

Subsidiary Borrowings

We capitalize our subsidiary entities to enable continuous access to the debt capital markets, usually on an investment grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partially owned subsidiaries.

Subsidiary borrowings have no recourse to the Corporation with only a limited number of exceptions. As at June 30, 2010, subsidiary borrowings included $832 million (December 31, 2009 – $779 million) of contingent swap accruals that are guaranteed by the Corporation. (see page 34)

		Proportionate		Consolidated
(MILLIONS)	Average Term	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009
Subsidiary borrowings
Renewable power generation	7	$1,131	$1,144	$1,131	$1,144
Commercial properties	2	613	500	663	551
Development activities	1	173	475	173	475
Special situations	4	471	541	918	740
Other	3	112	111	112	111
Contingent swap accruals [1]	5	832	779	832	779

Total	5	$3,332	$3,550	$3,829	$3,800

1.	Guaranteed by the Corporation

Subsidiary borrowings were relatively unchanged on both a consolidated and proportionate basis year-end. The reduction is primarily due to decreased borrowings on corporate bank lines in our Canadian residential development business.

44     BROOKFIELD ASSET MANAGEMENT

The following table presents our proportionate share of subsidiary borrowing maturities, based on our ownership interest in the borrowing entity:

AS AT JUNE 30, 2010 (MILLIONS)	2010	2011	2012	2013 & After	Proportionate Total
Renewable power generation	$35	$114	$375	$607	$1,131
Commercial properties	50	147	—	416	613
Development activities	—	173	—	—	173
Special situations	32	57	134	248	471
Other	—	25	—	87	112
Contingent swap accruals	—	—	—	832	832

	$117	$516	$509	$2,190	$3,332

Property-Specific Borrowings

As part of our financing strategy, we raise the majority of our debt capital in the form of property-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

		Proportionate		Consolidated
(MILLIONS)	Average Term	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009
Renewable power generation	12	$2,888	$3,179	$3,687	$3,861
Commercial properties	5	7,138	7,468	9,442	9,540
Infrastructure	9	1,785	2,063	1,967	1,988
Development activities	2	1,353	1,337	2,511	2,319
Special situations	4	664	700	1,932	1,970

Total	7	$13,828	$14,747	$19,539	$19,678

Property-specific borrowings did not significantly change on a consolidated basis and declined slightly on a proportional basis compared to December 2009.

The following table presents our proportionate share of property-specific borrowings maturities, based on our ownership interests in the borrowing entity, adjusted to reflect amortization and repayments to the date of this report:

AS AT JUNE 30, 2010 (MILLIONS)	2010	2011	2012	2013 & After	Proportionate Total
Renewable power generation	$40	$97	$441	$2,310	$2,888
Commercial properties	281	1,493	1,349	4,015	7,138
Infrastructure	37	260	70	1,418	1,785
Development activities	466	483	181	223	1,353
Special situations	84	29	211	340	664

	$908	$2,362	$2,252	$8,306	$13,828

Renewable power generation and commercial properties borrowings are described in greater detail on pages 17 and 21, respectively. Development includes borrowings within our Canadian and U.S. residential business. Development borrowings are largely of a working capital nature, financing the ongoing development and construction activities, and are typically repaid as the projects, lots or homes being financed are completed and sold, and then re-drawn against any new projects that we elect to pursue.

Capital Securities

Capital securities are preferred shares that are convertible into common equity at our option, but are classified as liabilities, because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time unless previously redeemed by us.

		Proportionate		Consolidated
(MILLIONS)	Average Term to Conversion	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009
Issued by the Corporation	4	$627	$632	$627	$632
Issued by Brookfield Properties Corporation	4	500	504	1,001	1,009

	4	$1,127	$1,136	$1,628	$1,641

Q2 2010 INTERIM REPORT     45

The carrying values of capital securities decreased slightly due to the weaker Canadian dollar, in which most of these securities are denominated. The average distribution yield on the capital securities at June 30, 2010 was 6% (December 31, 2009 – 6%) and the average term to the holders’ conversion date was four years (December 31, 2009 – four years).

Non-controlling Interests in Net Assets

Interests of co-investors in net assets are comprised of two components: participating in subsidiary companies and interests held by other holders in our funds, and non-participating preferred equity issued by subsidiaries.

	Number of Shares /% Interest		Book Value
(MILLIONS)	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009
Participating interests
Interests of co-investors in subsidiaries
Renewable power generation	various	various	$276	$265
Commercial properties
Brookfield Properties Corporation	252.1 / 49%	252.0 / 49%	3,428	3,077
Property funds and other	various	various	1,276	1,385
Infrastructure
Timber	various	various	998	992
Utilities and fee for services	various	various	795	880
Development activities
Brookfield Homes Corporation	11.3 / 38%	11.2 / 40%	141	145
Brookfield Incorporações S.A.	251.5 / 57%	249.7 / 57%	781	785
Brookfield Real Estate Opportunity Funds	various	various	314	253
Specialty situations	various	various	1,597	1,502
Investments	various	various	236	162

			9,842	9,446

Interest of others in funds
Redeemable units			915	899
Limited life funds			122	122

			1,037	1,021

			10,879	10,467

Non-participating interests
Brookfield Australia			368	392
Brookfield Properties Corporation			651	395
Brookfield Renewable Power Fund			244	—

			1,263	787

			$12,142	$11,254

The value of non-controlling interests in net assets held by other investors increased from $11.3 billion at the end of 2009 to $12.1 billion at the end of the second quarter of 2010. Participating interests in our Canadian renewable power business increased due to a partial sale of our interests in the second quarter of 2010. Increases in the net asset value of our North American office properties due to improved valuations gave rise to an increase in the non-controlling interests of Brookfield Properties Corporation. We issued C$275 million of perpetual preferred shares from Brookfield Properties in the first quarter of 2010, resulting in an increase in non-participating interests.

46     BROOKFIELD ASSET MANAGEMENT

Corporate Dividends

The distributions paid by Brookfield on outstanding securities during the first six months of 2010 and the same period in 2009 and 2008 are as follows:

	Distribution per Security
PER SHARE, SIX MONTHS ENDED	2010	2009	2008
Class A Common Shares	$0.26	$0.26	$0.25
Class A Common Shares – special [1]	—	—	0.94
Class A Preferred Shares
Series 2	0.19	0.21	0.48
Series 4 + Series 7	0.19	0.21	0.48
Series 8	0.27	0.30	0.67
Series 9	0.53	0.45	0.54
Series 10	0.69	0.60	0.71
Series 11	0.66	0.57	0.68
Series 12	0.65	0.56	0.67
Series 13	0.19	0.21	0.48
Series 14	0.68	0.81	0.76
Series 15	0.11	0.16	0.56
Series 17 [2]	0.57	0.49	0.59
Series 18 [3]	0.57	0.49	0.59
Series 21 [4]	0.60	0.52	—
Series 22 [5]	0.42	0.11	—
Series 24 [6]	0.60	—	—

1.	Represents the book value of Brookfield Infrastructure special dividend
2.	Issued November 20, 2006
3.	Issued May 9, 2007
4.	Issued June 25, 2008
5.	Issued June 4, 2009
6.	Issued January 14, 2010

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	Operating Cash Flow		Net Income
	2010	2009	2010	2009
Net income (loss)/operating cash flow	$327	$294	$89	$(342)
Preferred share dividends	(19)	(9)	(19)	(9)

Net income (loss)/operating cash flow available for common shareholders	$308	$285	$70	$(351)

Weighted average – common shares	573.8	572.2	573.8	572.2
Dilutive effect of the conversion of options using treasury stock method	9.7	6.8	9.7	6.8

Common shares and common share equivalents	583.5	579.0	583.5	579.0

Q2 2010 INTERIM REPORT     47

Issued and Outstanding Common Shares

The number of issued and outstanding common shares changed as follows:

	Three Months Ended June 30		Six Month Ended June 30
(MILLIONS)	2010	2009	2010	2009
Outstanding at beginning of period	574.0	571.8	572.9	572.6
Issued (repurchased)
Dividend reinvestment plan	—	—	—	0.1
Management share option plan	0.9	0.2	2.0	0.8
Issuer bid purchases	—	—	—	(1.5)

Outstanding at end of period	574.9	572.0	574.9	572.0
Unexercised options	41.0	36.2	41.0	36.2

Total diluted common shares at end of period	615.9	608.2	615.9	608.2

In calculating our book value per common share, the cash value of our unexercised options of $800 million (December 31, 2009 – $634 million) is added to the book value of our common share equity of $11,695 million (December 31, 2009 – $11,867 million) prior to dividing by the total diluted common shares presented above.

Under IFRS, the dilutive impact of our capital securities is required to be reflected within total diluted common shares. Based on the carrying value of our capital securities at June 30, 2010, this would increase the share balance by 29.1 million (December 31, 2009 – 29.6 million). We do not include this in our measure of diluted shares for purposes of calculating net asset value and operating cash flow per share as we intend to redeem our capital securities prior to conversion.

As of August 5, 2010 the Corporation had outstanding 574,970,460 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the company’s cash flows on a consolidated basis:

	Three Months Ended June 30		Six Month Ended June 30
(MILLIONS)	2010	2009	2010	2009
Operating activities	$582	$360	$985	$235
Financing activities	(475)	14	(155)	301
Investing activities	32	132	(684)	(253)

Increase in cash and cash equivalents	$139	$506	$146	$283

Operating Activities

Cash flow from operating activities is reconciled to the operating cash flow measure utilized elsewhere in this report as follows:

	Three Months Ended June 30		Six Month Ended June 30
(MILLIONS)	2010	2009	2010	2009
Operating cash flow	$327	$294	$693	$542
Adjust for:
Net change in working capital balances and other	255	66	292	(307)

Cash flow from operating activities	$582	$360	$985	$235

48     BROOKFIELD ASSET MANAGEMENT

Financing Activities

We utilized $475 million of cash flows in financing activities in the second quarter of 2010 compared to $14 million generated in the same period in 2009. During the quarter we repaid $503 million of property-specific mortgages and other subsidiary debt, including debt secured by commercial properties that were sold. We also issued $219 million of corporate borrowings which were used to partially finance investing activities. In 2009, we completed the issuance of C$500 million of corporate debentures and C$300 million of preferred shares, the proceeds of which were used to repay our corporate borrowings.

Investing Activities

We generated $32 million in our operations in the second quarter of 2010 through investing activities, compared to $132 million generated for the same period in 2009. During the quarter we disposed of properties in our Opportunity Funds and in Australia generating proceeds of $176 million, part of which was used to repay the associated property specific mortgages. We continued to fund growth capital expenditures in our commercial property developments and Power generation facilities. During the year we acquired $570 million of our US Office Fund debt at a discount, and were repaid in full on our investment in debt secured by office properties in Washington. The same period in the prior year includes the receipt of proceeds from the sale of our Brazilian transmission operations.

Q2 2010 INTERIM REPORT     49

Balance Sheet

	AS AT JUNE 30, 2010
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Special Situations	Cash and Financial Assets	Other Assets	Corporate	Consolidated Financial Statements
Assets
Operating assets
Property, plant and equipment	$12,974	$6	$1,241	$1	$2,432	$—	$159	$—	$16,813
Investment properties	—	16,631	212	1,398	1,009	—	—	—	19,250
Timber	—	—	2,488	363	80	—	—	—	2,931
Inventory	6	5	34	4,862	436	—	(1)	—	5,342
Investments	249	3,418	1,179	136	25	29	19	—	5,055
Cash and cash equivalents	192	339	66	317	421	15	68	—	1,418
Financial assets	(15)	1,055	13	(125)	231	2,087	—	—	3,246
Loans and notes receivable	—	—	—	—	1,610	151	—	—	1,761
Accounts receivable and other	1,052	746	112	1,218	879	—	1,140	—	5,147
Intangible assets	—	54	284	135	273	—	199	—	945
Goodwill	16	302	591	303	38	—	891	—	2,141

	14,474	22,556	6,220	8,608	7,434	2,282	2,475	—	64,049
Deferred tax asset	91	555	16	256	84	—	346	—	1,348

Total assets	$14,565	$23,111	$6,236	$8,864	$7,518	$2,282	$2,821	$—	$65,397

Liabilities
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$2,625	$2,625
Non-recourse borrowings
Property specific mortgages	3,687	9,442	1,967	2,511	1,819	113	—	—	19,539
Subsidiary borrowings	1,131	663	—	173	918	110	2	832	3,829
Accounts payable and other liabilities	674	883	198	1,495	1,107	273	836	1,875	7,341
Deferred tax liability	2,911	974	701	291	266	—	—	42	5,185
Interests of others in funds	915	—	122	—	—	—	—	—	1,037
Capital securities	—	1,001	—	—	—	—	—	627	1,628
Shareholders’ equity
Non-controlling interests	521	5,106	1,790	1,852	1,758	78	—	—	11,105
Preferred equity	—	—	—	—	—	—	—	1,413	1,413
Common equity	4,726	5,042	1,458	2,542	1,650	1,708	1,983	(7,414)	11,695

Total liabilities and shareholders’ equity	$14,565	$23,111	$6,236	$8,864	$7,518	$2,282	$2,821	$—	$65,397

Common equity	$4,726	$5,042	$1,458	$2,542	$1,650	$1,708	$1,983	$(7,414)	$11,695
Deferred income taxes	2,819	84	27	54	66	—	(346)	85	2,789
Unrecognized values	800	—	300	750	800	—	350	—	3,000

Net asset value	$8,345	$5,126	$1,785	$3,346	$2,516	$1,708	$1,987	$(7,329)	$17,484

50     BROOKFIELD ASSET MANAGEMENT

Results from Operations

	FOR THE SIX MONTHS ENDED JUNE 30, 2010
(MILLIONS)	Services	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Special Situations	Investment Income / Gains	Corporate	Consolidated Financial Statements
Fees earned	$149	$—	$—	$—	$—	$—	$—	$—	$149
Revenues less direct operating costs
Renewable power generation	—	403	—	—	—	—	—	—	403
Commercial properties	—	—	560	—	—	19	—	—	579
Infrastructure	—	—	—	104	—	1	—	—	105
Development activities	—	—	—	—	181	1	—	—	182
Special situations	—	—	—	—	—	178	—	—	178
Equity accounted investments	—	12	124	101	(1)	—	—	—	236
Investment and other income	—	—	63	1	7	78	166	—	315

	149	415	747	206	187	277	166	—	2,147

Expenses
Interest	—	183	339	62	55	62	10	149	860
Operating costs	—	—	65	10	—	15	—	112	202
Current income taxes	—	9	4	1	21	6	—	5	46
Non-controlling interests	—	63	179	69	67	123	32	—	533

Operating cash flow	149	160	160	64	44	71	124	(266)	506
Disposition gains	—	102	—	—	1	84	—	—	187

Cash flow from operations	$149	$262	$160	$64	$45	$155	$124	$(266)	$693

Results from Operations

	FOR THE THREE MONTHS ENDED JUNE 30, 2010
(MILLIONS)	Services	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Special Situations	Investment Income / Gains	Corporate	Consolidated Financial Statements
Fees earned	$78	$—	$—	$—	$—	$—	$—	$—	$78
Revenues less direct operating costs
Renewable power generation	—	164	—	—	—	—	—	—	164
Commercial properties	—	—	291	—	—	9	—	—	300
Infrastructure	—	—	—	58	—	—	—	—	58
Development activities	—	—	—	—	111	1	—	—	112
Special situations	—	—	—	—	—	104	—	—	104
Equity accounted investments	—	5	67	51	(2)	—	—	—	121
Investment and other income	—	—	35	—	—	75	63	—	173

	78	169	393	109	109	189	63	—	1,110

Expenses
Interest	—	93	174	32	18	37	5	74	433
Operating costs	—	—	41	5	—	9	—	54	109
Current income taxes	—	3	1	—	15	6	—	—	25
Non-controlling interests	—	26	87	38	39	108	20	—	318

Operating cash flow	78	47	90	34	37	29	38	(128)	225
Disposition gains	—	102	—	—	—	—	—	—	102

Cash flow from operations	$78	$149	$90	$34	$37	$29	$38	$(128)	$327

Q2 2010 INTERIM REPORT     51

Balance Sheet

	AS AT DECEMBER 31, 2009
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Special Situations	Cash and Financial Assets	Other Assets	Corporate	Consolidated Financial Statements
Assets
Operating assets
Property, plant and equipment	$12,985	$2	$1,253	$59	$2,083	$—	$136	$—	$16,518
Investment properties	—	16,728	215	1,242	1,025	—	—	—	19,210
Timber	—	—	2,512	358	81	—	—	—	2,951
Inventory	7	1	32	5,109	404	—	—	—	5,553
Investments	270	2,652	1,363	120	25	24	—	—	4,454
Cash and cash equivalents	145	311	29	307	323	35	122	—	1,272
Financial assets	(37)	1,388	8	(148)	371	1,767	2	—	3,351
Loans and notes receivable	—	—	—	—	1,639	170	—	—	1,809
Accounts receivable and other	1,631	506	70	1,078	684	—	1,191	—	5,160
Intangible assets	—	44	306	194	196	—	181	—	921
Goodwill	16	341	591	311	34	—	955	—	2,248

	15,017	21,973	6,379	8,630	6,865	1,996	2,587	—	63,447
Deferred tax asset	64	633	16	237	135	—	393	—	1,478

Total assets	$15,081	$22,606	$6,395	$8,867	$7,000	$1,996	$2,980	$—	$64,925

Liabilities
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$2,593	$2,593
Non-recourse borrowings
Property specific mortgages	3,861	9,540	1,988	2,319	1,844	126	—	—	19,678
Subsidiary borrowings	1,144	551	—	475	740	36	—	854	3,800
Accounts payable and other liabilities	723	1,264	209	1,633	1,028	110	765	2,037	7,769
Deferred tax liability	2,875	1,032	700	275	192	—	—	105	5,179
Interests of others in funds	899	—	122	—	—	—	—	—	1,021
Capital securities	—	1,009	—	—	—	—	—	632	1,641
Shareholders’ equity
Non-controlling interests	264	4,616	1,870	1,817	1,585	81	—	—	10,233
Preferred equity	—	—	—	—	—	—	—	1,144	1,144
Common equity	5,315	4,594	1,506	2,348	1,611	1,643	2,215	(7,365)	11,867

Total liabilities and shareholders’ equity	$15,081	$22,606	$6,395	$8,867	$7,000	$1,996	$2,980	$—	$64,925

Common equity	$5,315	$4,594	$1,506	$2,348	$1,611	$1,643	$2,215	$(7,365)	$11,867
Deferred income taxes	2,703	247	40	55	20	2	(467)	189	2,789
Unrecognized values	450	—	100	750	400	—	350	—	2,050

Net asset value	$8,468	$4,841	$1,646	$3,153	$2,031	$1,645	$2,098	$(7,176)	$16,706

52     BROOKFIELD ASSET MANAGEMENT

Results from Operations

	FOR THE SIX MONTHS ENDED JUNE 30, 2009
(MILLIONS)	Services	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Special Situations	Investment Income / Gains	Corporate	Consolidated Financial Statements
Fees earned	$110	$—	$—	$—	$—	$—	$—	$—	$110
Revenues less direct operating costs
Renewable power generation	—	419	—	—	—	—	—	—	419
Commercial properties	—	—	458	—	—	(1)	—	—	457
Infrastructure	—	—	—	49	—	—	—	—	49
Development activities	—	—	—	—	64	—	—	—	64
Special situations	—	—	—	—	—	72	—	—	72
Equity accounted investments	—	13	120	28	4	—	—	—	165
Investment and other income	—	(2)	31	16	(1)	105	185	—	334

	110	430	609	93	67	176	185	—	1,670

Expenses
Interest	—	154	284	46	33	47	14	124	702
Operating costs	—	—	60	3	—	8	—	116	187
Current income taxes	—	12	4	12	2	6	(1)	6	41
Non-controlling interests	—	41	135	5	22	36	2	—	241

Operating cash flow	110	223	126	27	10	79	170	(246)	499
Disposition gains	—	29	19	7	—	—	(12)	—	43

Cash flow from operations	$110	$252	$145	$34	$10	$79	$158	$(246)	$542

Results from Operations

	FOR THE THREE MONTHS ENDED JUNE 30, 2009
(MILLIONS)	Services	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Special Situations	Investment Income / Gains	Corporate	Consolidated Financial Statements
Fees earned	$58	$—	$—	$—	$—	$—	$—	$—	$58
Revenues less direct operating costs
Renewable power generation	—	208	—	—	—	—	—	—	208
Commercial properties	—	—	241	—	—	(1)	—	—	240
Infrastructure	—	—	—	18	—	—	—	—	18
Development activities	—	—	—	(1)	74	1	—	—	74
Special situations	—	—	—	—	—	34	—	—	34
Equity accounted investments	—	5	71	13	2	—	—	—	91
Investment and other income	—	—	21	14	(6)	97	61	—	187

	58	213	333	44	70	131	61	—	910

Expenses
Interest	—	82	156	21	16	21	7	64	367
Operating costs	—	—	34	3	—	6	—	48	91
Current income taxes	—	5	1	11	3	6	(1)	5	30
Non-controlling interests	—	20	72	1	29	27	2	—	151

Operating cash flow	58	106	70	8	22	71	53	(117)	271
Disposition gains	—	—	19	7	—	—	(3)	—	23

Cash flow from operations	$58	$106	$89	$15	$22	$71	$50	$(117)	$294

Q2 2010 INTERIM REPORT     53

PART 4

INTERNATIONAL FINANCIAL REPORTING STANDARDS

We adopted IFRS effective January 1, 2010 and have prepared our current interim financial statements using IFRS accounting policies. Prior to the adoption of IFRS our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The company’s financial statements for the year ending December 31, 2010 will be our first annual financial statements that comply with IFRS.

IFRS are premised on a conceptual framework similar to Canadian GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. Our adoption had a substantial impact on our consolidated balance sheets and statements of operations. In particular, our opening balance sheet reflects the revaluation of substantially all of our fixed assets to their fair values as at January 31, 2009. The revaluation is the result of using fair value as the cost base for our transition to IFRS and as a result of the policies we adopted under IFRS requiring certain assets to be measured at fair value. Additionally, these changes to the opening balance sheet required that a corresponding tax asset or liability be established based on the resultant differences between the carried value of these fixed assets under IFRS and their associated tax bases. In aggregate, these increases and the application of various policies under IFRS that differ from Canadian GAAP increased our common equity by $6.3 billion as at January 1, 2009. Note 3 of our interim financial statements provides detailed reconciliations between Canadian GAAP and IFRS of shareholders’ equity as at January 1, June 30 and December 31, 2009 and of net income for the three and six months ended June 30, 2009 and for the year ended December 31, 2009 respectively. These reconciliations provide explanations of each major difference.

The following discussion highlights the significant new standards that we have adopted under IFRS and the effect on our comparative period results of operations and financial position as previously reported under Canadian GAAP as well as the possible effects going forward.

Revaluation of Assets

IAS 16 Property, Plant and Equipment (“IAS 16”) allows an entity to apply either the revaluation or cost method to individual classes of fixed assets. Under the revaluation method property, plant and equipment are measured at their fair values. Increases and decreases in fair value are recorded directly to equity, except where an asset decreases below its historic depreciated cost, in which case the difference between its historic depreciated cost and fair value is recorded as an impairment loss in income. We record deprectiation expense in income based on the fair value. To the extent an asset’s fair value is maintained or increases the accumulated depreciation related to such asset is effectively reversed, increasing the carried value of the asset although as noted above, the appraisal increase is recorded through equity.

We have applied the revaluation method to our renewable power generation facilities, transmission assets and certain other assets within our infrastructure businesses. All other property, plant and equipment will be accounted for using the cost method, which is similar to Canadian GAAP. We have chosen to use the revaluation method for assets that are long-term in nature and in our view, tend to appreciate, as opposed to depreciate in a prescribed manner, over time. Accordingly, we believe that the revaluation method provides a more accurate account of our asset base, especially for assets that we have owned for a long period of time. To the extent the fair value of these assets increase or decrease in the future, the impact thereof will be reflected in the carrying value of such assets and within our equity base and can be included in determining total return to shareholders. The use of the revaluation method increased common shareholders’ equity by $7.9 billion on a pre-tax basis as at January 1, 2009.

54     BROOKFIELD ASSET MANAGEMENT

Fair Value of Investment Property

Significant portions of our operating assets are considered investment properties under IAS 40, Investment Property (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production or supply of goods or for sale in the ordinary course of business. For IFRS, our commercial properties, commercial development properties, opportunity investments, higher-and-better use lands within our timber business and certain other assets are classified as investment property. Similar to Canadian GAAP, investment property is initially measured at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for its investment property. Under the fair value model changes in fair value are recorded in income in the period of change, whereas the cost model is similar to the accounting for such assets under Canadian GAAP (i.e. the application of depreciation). We have chosen the fair value model to account for investment property under IFRS. This choice reflects our belief that our portfolio of properties generally fluctuate in value as opposed to depreciate in a prescribed manner and because the fair value of investment property can be determined with a reasonable degree of accuracy this policy provides better information as to our asset base and of our performance in respect of the value of our portfolio of investment properties over time. We determined the fair value of investment property at January 1, 2009 to be approximately $2.5 billion greater than the carrying value under Canadian GAAP, net of intangible assets and straight-line rent recorded under Canadian GAAP. To the extent the fair value of properties increases or decreases in the future, net income will be correspondingly affected in the period of change offset by a related charge in deferred tax.

Timber

Under IFRS standing timber is considered a biological asset under IAS 41 Agriculture (“IAS 41”) and is recorded at net fair value which is fair value less estimated costs to sell. Other fixed assets within our timber business are recorded separately as property, plant and equipment or investment property. Changes in fair value or costs to sell costs after initial recognition are recognized in income in the period in which the change arises.

Financial Instruments

The transition to IFRS has resulted in certain presentation and measurement differences for various financial instruments, the most significant of which relate to securities with redemption features held by non-controlling interests and available-for-sale equity securities. The company’s Canadian renewable power fund is a open-ended mutual fund trust and accordingly its units provide for a redemption feature allowing holders to redeem their units from the fund for an amount based on the market price of the units. Under IFRS, the units held by others are presented as non-controlling interest outside of shareholders’ equity and are measured at their redemption amount with changes in the redemption amount recorded in income in the period of the change. At January 1, 2009, December 31, 2009 and June 30, 2010 the amount of non-controlling interest recorded outside of shareholders’ equity related to these units was $ 0.3 billion, $1.0 billion, and $0.9 billion, respectively. To the extent the traded price of units increases or decreases, we will recognize a loss or gain, respectively, in income.

Additionally, under Canadian GAAP certain securities held by the Company that were not traded in an active market were measured at cost. Under IFRS these securities are carried at their estimated fair value with changes in fair value are recorded in income in the period of change. This difference resulted in an increase to shareholders’ equity at January 1, 2009 and December 31, 2009 of $0.3 billion and $0.3 billion, respectively.

Deconsolidation of Certain Entities and Joint Ventures

Our transition to IFRS impacted the basis for which we accounted for certain entities that for Canadian GAAP we either consolidated or equity accounted. Under Canadian GAAP we determined whether we should consolidate an entity using two different frameworks: the variable interest entity (“VIE”) and voting control models. Under IFRS there is no concept of a VIE. We consolidate an entity only if it is determined to be controlled by us and if we obtain a benefit from that control. Control is defined as the power to govern the financial and operating policies of an entity to obtain benefit. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, but also exists when the parent owns half or less of the voting power but has legal or contractual rights to control, or de facto control.

Q2 2010 INTERIM REPORT     55

Furthermore, IAS 31 Interests in Joint Ventures (“IAS 31”) allows an entity to choose whether it will proportionately consolidate or equity account joint ventures in entities over which we have joint control. Under Canadian GAAP we proportionately consolidated these joint ventures, however, for IFRS we equity account our interests. The changes described above do not impact our common equity or net income.

56     BROOKFIELD ASSET MANAGEMENT

PART 5

SUPPLEMENTAL INFORMATION

CONTRACTUAL OBLIGATIONS

Our 2009 Annual Report contains a table and description of our contractual obligations, which consist largely of long-term financial obligations, as well as commitments to provide bridge financing, capital subscriptions, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is in most cases dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, critical accounting policies and estimates utilized in the normal course of preparing the company’s financial statements require the determination of future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; effectiveness of financial hedges for accounting purposes; and fair values for recognition, measurement and disclosure purposes.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain, as described in the analysis of Business Strategy, Environment and Risks section of our 2009 Annual report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on the company’s financial statements in a meaningful way. For further reference on

Q2 2010 INTERIM REPORT     57

critical accounting policies, see our significant accounting policies contained in Note 2 to the Consolidated Financial Statements and International Financial Reporting Standards as described above.

FUTURE CHANGES IN ACCOUNTING POLICIES

(i) Policies used in annual financial statements

These interim financial statements were prepared using the accounting policies the company expects to adopt in its December 31, 2010 annual financial statements. In preparing the company’s first annual financial statements the company is required to use the standards in effect as at December 31, 2010, which may differ from the policies the company currently expects to adopt and used in the current interim financial statements. Differences may arise as a result of new standards being issued, with an effective date of December 31, 2010 or prior, before the preparation of the company’s December 31, 2010 annual financial statements. Accordingly, to the extent that new standards are issued with an effective date of December 31, 2010 or prior the accounting policies used in the company’s current interim financial statements would differ from those used in the company’s annual December 31, 2010 financial statements. A change in the accounting policies used may result in material changes to the company’s reported financial position, results of operations and cash flows.

(ii) Financial Instruments

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The company is currently evaluating the impact of IFRS 9 on its financial statements.

(iii) Related Party Disclosures - revised definition of related parties

On November 4, 2009 the IASB issued a revised version of IAS 24 Related Party Disclosures (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The company is currently evaluating the impact of the change to IAS 24 on its financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

58     BROOKFIELD ASSET MANAGEMENT

QUARTERLY RESULTS

Total revenues, net income and operating cash flows for the eight recently completed quarters are as follows:

	IFRS						Canadian GAAP
	2010		2009				2008
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues	$3,081	$2,744	$2,510	$2,457	$2,549	$2,033	$3,015	$3,226

Cash flow operations and gains	327	366	365	495	294	248	247	355
Preferred share dividends	19	16	14	12	9	8	9	11

Cash flow to common shareholders	$308	$350	$351	$483	$285	$240	$238	$344

Net income (loss)	$89	$164	$152	$(397)	$(342)	$(292)	$171	$171

Common equity – book value	$11,695	$12,055	$11,867	$11,773	$11,580	$10,962	$4,911	$5,814
Common shares outstanding	574.9	574.0	572.9	572.1	572.0	571.8	572.6	583.4
Per common share
Cash flow from operations	$0.53	$0.60	$0.60	$0.83	$0.49	$0.42	$0.41	$0.58
Net income (loss)	0.12	0.25	0.34	(0.74)	(0.60)	(0.52)	0.27	0.27
Dividends	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13
Book value	20.29	20.93	20.57	20.41	20.02	18.93	8.92	10.20
Market trading price (NYSE)	22.62	25.42	22.18	22.71	17.07	13.78	15.27	27.44

1.	Excludes dilution from capital securities which the Company intends to redeem prior to conversion.

Q2 2010 INTERIM REPORT     59

Cautionary Statement Regarding Forward-Looking Statements

This Interim Report contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “potential,” “intend,” “grow,” “plan,” “expect,” “believe,” “objective,” “continue,” “enable,” “expand,” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “may,” “would” and “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this Interim Report include statements with respect to: our use of IFRS standards currently issued and expected to be effective at the end of our first annual IFRS reporting period, including the effect on our prior reported net asset values if certain accounting policies are not adopted under IFRS as expected; our ability to execute transactions at valuations that should result in strong long-term capital returns; our expectation of fewer sizeable global asset managers; our use of cash resources to execute share repurchases; our ability to continue and develop new relationships with sovereign, pension and institutional funds; our expectation of rental increases once employment begins to rise; our expectation to capitalize on attractive yields to property sellers; our ability to convert a recently purchased property in Dallas to an income producing property; our intention to utilize Fairfield as a platform to expand our residential management operations; the state of Canada, Brazil and the U.S.’s homebuilding markets; our belief that long-term average hydrology is an effective proxy for future long-term water levels, and our expectation of future precipitation levels and their impact on power generation; our expectations and visibility regarding hydro and wind projects; our expectations regarding cash flows from our infrastructure operations and organic investment opportunities; the expansion of our rail lines in Western Australia and UK port facility and approval of an enhanced tariff contract at our major Australian coal terminal; the earnings potential of our timber assets; the reorganization of our global office business and our ability to earn outsized returns, as well as to transform BPO into a global security; our intentions and thesis regarding our residential business; our expectations and goals regarding General Growth Properties and our returns from such investment; the establishment of investment grade financing on properties in our U.S. office fund; the continued strength in the Brazilian economy and its impact on our Brazilian operations; the positive trend in raising private capital into our investment funds; continued favourable access to the capital markets; increased economic activity in Australia and the UK; our ability to achieve continued stable results in our commercial property business; an economic recovery and its impact on our timber operations; stronger cash flows and expectation of investment returns in our restructuring activities; our core liquidity and ongoing cash flow; projections of power generation from existing facilities over the next five years; expected future refinancings, including of a C$400 million public bond; our ability to maintain or increase our net rental income in the coming years; our ability to lease more space in our Australian portfolio than is coming due; our ability to lease space as leases expire over the next five years, including to roll over space with existing tenants or locate replacement tenants, including with respect to a large lease with Bank of America/Merrill Lynch; our ability to finance and refinance our commercial office operations; future construction on Ninth Avenue property in New York City; development of City Square project in Perth and 100 Bishopsgate in London; our expectation of consistent revenue and margins in our utilities business, including increases with inflation and operational improvements; the impact of potential increases in commodity demand on our fee for service infrastructure businesses; global demand in our timber business; future growth of our construction services business, including scheduled work-in-hand activity; our assumptions and forecasts used in valuing our tangible assets; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Cautionary Statement Regarding Use of Non-IFRS Accounting Measures

This Management’s Discussion and Analysis makes reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the net asset value of its businesses. Brookfield’s consolidated statements of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield’s results. Operating cash flow is not a generally accepted measure under IFRS and differs from net income, and may differ from definitions of operating cash flow used by other companies. We define operating cash flow as net income prior to such items as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations.

Business Environment and Risks

Factors that impact Brookfield’s financial results include: the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macroeconomic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Management’s Discussion and Analysis of Financial Results in the Corporation’s 2009 Annual Report which is available on our web site and at www.sedar.com.

60     BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (U.S. MILLIONS)	Note	June 30, 2010	December 31, 2009	January 1, 2009
Assets
Cash and cash equivalents		$1,418	$1,272	$1,171
Other financial assets	7	5,007	5,160	4,506
Accounts receivable and other	7	5,147	5,160	3,974
Inventory	7	5,342	5,553	4,668
Investments		5,055	4,454	4,614
Property, plant and equipment	5	16,813	16,518	15,639
Investment properties		19,250	19,210	16,694
Timber		2,931	2,951	2,830
Intangible assets		945	921	530
Goodwill		2,141	2,248	1,904
Deferred income tax		1,348	1,478	1,129

		$65,397	$64,925	$57,659

Liabilities and Shareholders’ Equity
Accounts payable and other	7	$7,341	$7,769	$6,915
Corporate borrowings		2,625	2,593	2,284
Non-recourse borrowings
Property specific mortgages	7	19,539	19,678	17,808
Subsidiary borrowings	7	3,829	3,800	3,661

Deferred income tax		5,185	5,179	4,876

Capital securities		1,628	1,641	1,690
Interests of others in funds		1,037	1,021	283
Shareholders’ equity	6	24,213	23,244	20,142

		26,878	25,906	22,115

		$65,397	$64,925	$57,659

Q2 2010 INTERIM REPORT     61

CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED		SIX MONTHS ENDED
(UNAUDITED) (U.S. MILLIONS, EXCEPT PER SHARE AMOUNTS) PERIOD ENDED JUNE 30	2010	2009	2010	2009
Total revenues	$3,081	$2,549	$5,825	$4,582

Fees earned	78	58	149	110
Revenues less direct operating costs
Renewable power generation	164	208	403	419
Commercial properties	300	240	579	457
Infrastructure	58	18	105	49
Development activities	112	74	182	64
Special situations	104	34	178	72

	816	632	1,596	1,171
Equity accounted income	121	91	236	165
Investment and other income	173	187	315	334

	1,110	910	2,147	1,670
Expenses
Interest	433	367	860	702
Operating costs	109	91	202	187
Current income taxes	25	30	46	41

Net income prior to other items	543	422	1,039	740
Other items
Depreciation and amortization	(208)	(137)	(387)	(322)
Fair value changes	(1)	(887)	127	(1,674)
Deferred income taxes	39	92	3	143

Net income (loss)	$373	$(510)	$782	$(1,113)

Net income (loss) attributable to:
Common shareholders	$89	$(342)	$253	$(634)
Non-controlling interests	284	(168)	529	(479)

	$373	$(510)	$782	$(1,113)

Net income (loss) per common share:
Diluted	$0.12	$(0.60)	$0.37	$(1.12)
Basic	$0.12	$(0.62)	$0.38	$(1.14)

62     BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	THREE MONTHS ENDED		SIX MONTHS ENDED
(UNAUDITED) (U.S. MILLIONS) PERIOD ENDED JUNE 30	2010	2009	2010	2009
Net income (loss)	$373	$(510)	$782	$(1,113)

Other comprehensive (loss) income
Foreign currency translation	(469)	1,000	(468)	955
Available-for-sale securities	40	54	65	47
Derivative instruments designated as cash flow hedges	(39)	32	(31)	72
Revaluations of property, plant and equipment	6	18	51	67
Equity accounted investments	7	3	(23)	26
Deferred taxes on above items	(16)	20	(22)	5

	(471)	1,127	(428)	1,172

Comprehensive (loss) income	$(98)	$617	$354	$59

Attributable to:
Common shareholders
Net income (loss)	$89	$(342)	$253	$(634)
Other comprehensive (loss) income	(332)	1,038	(301)	1,091

Comprehensive income (loss)	$(243)	$696	$(48)	$457

Non-controlling interests
Net income (loss)	$284	$(168)	$529	$(479)
Other comprehensive (loss) income	(139)	89	(127)	81

Comprehensive income (loss)	$145	$(79)	$402	$(398)

Q2 2010 INTERIM REPORT     63

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED) (U.S. MILLIONS) THREE MONTHS ENDED JUNE 30	Common Share Capital	Contributed Surplus	Retained Earnings	Disposition Gains	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Shareholders’ Equity
Balance as at March 31, 2010	$1,297	$82	$3,660	$175	$5,144	$1,655	$42	$12,055	$1,413	$10,933	$24,401
Add: Deferred income taxes, net	—	—	42	9	2,720	—	55	2,826	—	1,022	3,848

	1,297	82	3,702	184	7,864	1,655	97	14,881	1,413	11,955	28,249

Changes in period
Net income and disposition gains prior to other items	—	—	225	102	—	—	—	327	—	318	645
Depreciation and amortization	—	—	(184)	—	—	—	—	(184)	—	(24)	(208)
Fair value changes	—	—	(5)	—	—	—	—	(5)	—	4	(1)
Deferred income taxes	—	—	53	—	—	—	—	53	—	(14)	39

	—	—	89	102	—	—	—	191	—	284	475

Other comprehensive income
Total	—	—	—	—	12	(311)	(17)	(316)	—	(139)	(455)
Deferred income taxes	—	—	—	—	—	(18)	2	(16)	—	—	(16)

	—	—	—	—	12	(329)	(15)	(332)	—	(139)	(471)
Shareholder distributions	—	—	(93)	—	—	—	—	(93)	—	(141)	(234)
Issuances	9	—	—	—	—	—	—	9	—	34	43
Stock based compensation	—	9	—	—	—	—	—	9	—	—	9
Acquisitions / dispositions	—	—	—	(144)	—	—	—	(144)	—	38	(106)

	9	9	(93)	(144)	—	—	—	(219)	—	(69)	(288)

Reversal of in period deferred income taxes, net	—	—	(53)	—	—	18	(2)	(37)	—	14	(23)

	1,306	91	3,645	142	7,876	1,344	80	14,484	1,413	12,045	27,942
Add/(Less): Deferred income taxes, net	—	—	11	(9)	(2,720)	(18)	(53)	(2,789)	—	(940)	(3,729)

Balance as at June 30, 2010	$1,306	$91	$3,656	$133	$5,156	$1,326	$27	$11,695	$1,413	$11,105	$24,213

(UNAUDITED) (U.S. MILLIONS) THREE MONTHS ENDED JUNE 30	Common Share Capital	Contributed Surplus	Retained Earnings	Disposition Gains	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Shareholders’ Equity
Balance as at March 31, 2009	$1,279	$60	$4,447	$57	$5,256	$(24)	$(113)	$10,962	$870	$7,819	$19,651
Add: Deferred income taxes, net	—	—	242	—	2,831	—	23	3,096	—	615	3,711

	1,279	60	4,689	57	8,087	(24)	(90)	14,058	870	8,434	23,362

Changes in period
Net income and disposition gains prior to other items	—	—	271	23	—	—	—	294	—	151	445
Depreciation and amortization	—	—	(121)	—	—	—	—	(121)	—	(16)	(137)
Fair value changes	—	—	(574)	—	—	—	—	(574)	—	(313)	(887)
Deferred income taxes	—	—	82	—	—	—	—	82	—	10	92

	—	—	(342)	23	—	—	—	(319)	—	(168)	(487)

Other comprehensive income
Total	—	—	—	—	12	922	84	1,018	—	89	1,107
Deferred income taxes	—	—	—	—	7	—	13	20	—	—	20

	—	—	—	—	19	922	97	1,038	—	89	1,127
Shareholder distributions	—	—	(84)	—	—	—	—	(84)	—	(99)	(183)
Issuances, net of redemptions	3	—	—	—	—	—	—	3	274	77	354
Preferred equity issue costs	—	—	(8)	—	—	—	—	(8)	—	—	(8)
Stock based compensation	—	5	—	—	—	—	—	5	—	—	5
Acquisitions / dispositions	—	—	—	(17)	—	—	—	(17)	—	347	330

	3	5	(92)	(17)	—	—	—	(101)	274	325	498

Reversal of in period deferred income taxes, net	—	—	(82)	—	(7)	—	(13)	(102)	—	(10)	(112)

	1,282	65	4,173	63	8,099	898	(6)	14,574	1,144	8,670	24,388
Less: Deferred income taxes, net	—	—	(160)	—	(2,824)	—	(10)	(2,994)	—	(605)	(3,599)

Balance as at June 30, 2009	$1,282	$65	$4,013	$63	$5,275	$898	$(16)	$11,580	$1,144	$8,065	$20,789

64     BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED) (U.S. MILLIONS) SIX MONTHS ENDED JUNE 30	Common Share Capital	Contributed Surplus	Retained Earnings	Disposition Gains	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Shareholders’ Equity
Balance as at December 31, 2009	$1,289	$75	$3,594	$99	$5,109	$1,652	$49	$11,867	$1,144	$10,233	$23,244
Add: Deferred income taxes, net	—	—	19	—	2,715	—	55	2,789	—	912	3,701

	1,289	75	3,613	99	7,824	1,652	104	14,656	1,144	11,145	26,945

Changes in period
Net income and disposition gains prior to other items	—	—	506	187	—	—	—	693	—	533	1,226
Depreciation and amortization	—	—	(341)	—	—	—	—	(341)	—	(46)	(387)
Fair value changes	—	—	58	—	—	—	—	58	—	69	127
Deferred income taxes	—	—	30	(9)	—	—	—	21	—	(27)	(6)

	—	—	253	178	—	—	—	431	—	529	960

Other comprehensive income
Total	—	—	—	—	52	(308)	(24)	(280)	—	(126)	(406)
Deferred income taxes	—	—	—	—	(5)	(18)	2	(21)	—	(1)	(22)

	—	—	—	—	47	(326)	(22)	(301)	—	(127)	(428)
Shareholder distributions	—	—	(184)	—	—	—	—	(184)	—	(227)	(411)
Issuances	17	—	(7)	—	—	—	—	10	269	510	789
Stock based compensation	—	16	—	—	—	—	—	16	—	—	16
Acquisitions / dispositions	—	—	—	(144)	—	—	—	(144)	—	187	43

	17	16	(191)	(144)	—	—	—	(302)	269	470	437

Reversal of in period deferred income taxes, net	—	—	(30)	9	5	18	(2)	—	—	28	28

	1,306	91	3,645	142	7,876	1,344	80	14,484	1,413	12,045	27,942
Add/(Less): Deferred income taxes, net	—	—	11	(9)	(2,720)	(18)	(53)	(2,789)	—	(940)	(3,729)

Balance as at June 30, 2010	$1,306	$91	$3,656	$133	$5,156	$1,326	$27	$11,695	$1,413	$11,105	$24,213

(UNAUDITED) (U.S. MILLIONS) SIX MONTHS ENDED JUNE 30	Common Share Capital	Contributed Surplus	Retained Earnings	Disposition Gains	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Shareholders’ Equity
Balance as at January 1, 2009	$1,278	$57	$4,837	$—	$5,214	$—	$(148)	$11,238	$870	$8,034	$20,142
Add: Deferred income taxes, net	—	—	270	—	2,824	—	16	3,110	—	637	3,747

	1,278	57	5,107	—	8,038	—	(132)	14,348	870	8,671	23,889

Changes in period
Net income and disposition gains prior to other items	—	—	499	43	—	—	—	542	—	241	783
Depreciation and amortization	—	—	(281)	—	—	—	—	(281)	—	(41)	(322)
Fair value changes	—	—	(962)	—	—	—	—	(962)	—	(712)	(1,674)
Deferred income taxes	—	—	110	—	—	—	—	110	—	33	143

	—	—	(634)	43	—	—	—	(591)	—	(479)	(1,070)
Other comprehensive income
Total	—	—	—	—	61	898	126	1,085	—	82	1,167
Deferred income taxes	—	—	—	—	—	—	6	6	—	(1)	5

	—	—	—	—	61	898	132	1,091	—	81	1,172
Shareholder distributions	—	—	(167)	—	—	—	—	(167)	—	(145)	(312)
Issuances, net of redemptions	4	—	(15)	—	—	—	—	(11)	274	201	464
Preferred equity issue costs	—	—	(8)	—	—	—	—	(8)	—	—	(8)
Stock based compensation	—	8	—	—	—	—	—	8	—	—	8
Acquisitions / dispositions	—	—	—	20	—	—	—	20	—	373	393

	4	8	(190)	20	—	—	—	(158)	274	429	545

Reversal of in period deferred income taxes, net	—	—	(110)	—	—	—	(6)	(116)	—	(32)	(148)

	1,282	65	4,173	63	8,099	898	(6)	14,574	1,144	8,670	24,388
Less: Deferred income taxes, net	—	—	(160)	—	(2,824)	—	(10)	(2,994)	—	(605)	(3,599)

Balance as at June 30, 2009	$1,282	$65	$4,013	$63	$5,275	$898	$(16)	$11,580	$1,144	$8,065	$20,789

Q2 2010 INTERIM REPORT     65

CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED		SIX MONTHS ENDED
(UNAUDITED) (U.S. MILLIONS) PERIOD ENDED JUNE 30	2010	2009	2010	2009
Operating activities
Net income (loss)	$373	$(510)	$782	$(1,113)
Adjusted for the following items
Depreciation and amortization	208	137	387	322
Deferred income tax	(39)	(92)	(3)	(143)
Fair value changes	1	887	(127)	1,674

	543	422	1,039	740
Net change in non-cash working capital balances and other	39	(62)	(54)	(505)

	582	360	985	235

Financing activities
Corporate borrowings, net of repayments	219	(102)	54	(80)
Property-specific mortgages, net of issuances	(286)	(19)	(148)	133
Other debt of subsidiaries, net of issuances	(217)	(28)	(439)	104
Capital provided by non-controlling interests	33	68	4	138
Corporate preferred equity issuance	—	266	262	266
Preferred shares of subsidiaries issuances	—	2	495	2
Common shares issued, net of repurchases	9	3	17	(11)
Common shares of subsidiaries issued, net of repurchases	1	7	11	61
Shareholder distributions - subsidiaries	(141)	(99)	(227)	(145)
Shareholder distributions - corporate	(93)	(84)	(184)	(167)

	(475)	14	(155)	301

Investing activities
Investment in or sale of operating assets, net
Investment properties	34	(149)	(314)	(326)
Property, plant and equipment
Renewable power generation	(78)	(30)	(115)	(73)
Infrastructure	(6)	231	62	144
Special situations	(34)	(36)	(88)	(78)
Investments	(18)	(13)	79	(7)
Other financial assets	16	167	(403)	312
Restricted cash and deposits	118	(38)	95	(225)

	32	132	(684)	(253)

Cash and cash equivalents
Increase	139	506	146	283
Balance, beginning of period	1,279	948	1,272	1,171

Balance, end of period	$1,418	$1,454	$1,418	$1,454

66     BROOKFIELD ASSET MANAGEMENT

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (the “company”) is a global asset management company. Focused on property, power and infrastructure assets, the company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of the company have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2010. The accounting policies the company expects to adopt in its financial statements as at and for the year ending December 31, 2010 are disclosed in Note 2 of the company’s interim financial statements as at and for the three months ended March 31, 2010.

As these interim financial statements are prepared using International Financial Reporting Standards (“IFRS”), certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the company’s most recent annual financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) were included in the company’s financial statements as at and for the three months ended March 31, 2010.

These interim financial statements should be read in conjunction with the company’s 2009 annual financial statements and in consideration of the IFRS transition disclosures included in Note 3 to these financial statements and the additional annual disclosures required under IFRS included in the company’s financial statements as at and for the three months ended March 31, 2010.

These financial statements were authorized for issuance by the Board of Directors of the company on August 5, 2010.

3.	TRANSITION TO IFRS

The company has adopted IFRS effective January 1, 2010. Prior to the adoption of IFRS the company prepared its financial statements in accordance with Canadian GAAP. The company’s financial statements for the year ending December 31, 2010 will be the first annual financial statements that comply with IFRS. Accordingly, the company will make an unreserved statement of compliance with IFRS beginning with its 2010 annual financial statements. The company’s transition date is January 1, 2009 (the “transition date”) and the company has prepared its opening IFRS balance sheet at that date. These financial statements have been prepared in accordance with the accounting policies referenced in Note 2. The company will ultimately prepare its opening balance sheet and financial statements for 2009 and 2010 by applying existing IFRS with an effective date of December 31, 2010 or prior. Accordingly, the opening balance sheet and financial statements for 2009 and 2010 may differ from these financial statements.

(a)	Elected exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)	Business combinations

The company has elected to not apply IFRS 3 Business Combinations retrospectively to past business combinations. Accordingly, the company has not restated business combinations that took place prior to the transition date.

(ii)	Fair value or revaluation as deemed cost

The company has elected to measure certain items of property, plant and equipment at fair value as at January 1, 2009 or revaluation amounts previously determined under Canadian GAAP and use those amounts as deemed cost as at January 1, 2009.

(iii)	Employee benefits

The company has elected to recognize all cumulative actuarial gains and losses as at January 1, 2009 in opening retained earnings for the company’s employee benefit plans.

Q2 2010 INTERIM REPORT     67

(iv)	Cumulative translation differences

The company has elected to set the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income, to zero at January 1, 2009 and absorbed previously accumulated cumulative translation balance into retained earnings. This exemption has been applied to all subsidiaries.

(v)	Share-based payment transactions

The company has elected to apply IFRS 2 Share-based Payment to equity instruments granted after November 7, 2002 that had not vested by the transition date.

(b)	Mandatory exceptions to retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 the company has applied certain mandatory exceptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

(i)	Hedge accounting

Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in the company’s results under IFRS. Any derivatives not meeting the IAS 39 Financial Instruments: Recognition and Measurement criteria for hedge accounting were recorded as non-hedging derivative financial instruments.

(ii)	Estimates

The estimates previously made by the company under Canadian GAAP are consistent with their application under IFRS.

(c)	Reconciliation of equity as reported under Canadian GAAP to IFRS

The following is a reconciliation of the company’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS at the transition date:

(MILLIONS)	Note	Common Equity	Preferred Equity	Non-controlling Interests	Shareholders’ Equity
As reported under Canadian GAAP – December 31, 2008		$4,911	$870	$—	$5,781
Reclassification of non-controlling interests to shareholders’ equity under IFRS		—	—	6,321	6,321
Differences increasing (decreasing) reported amount:
Revaluations:
Property, plant and equipment	(i)	7,861	—	242	8,103
Investment property	(ii)	885	—	1,730	2,615
Agricultural assets	(iii)	445	—	361	806
Financial instruments	(iv)	187	—	(123)	64
Lease accounting	(v)	115	—	129	244
Deferred revenue	(vi)	(53)	—	(73)	(126)
Unrecognized portion of employee benefit	(vii)	(171)	—	(71)	(242)
Renewable power generation sales	(viii)	(206)	—	(109)	(315)
Basis of accounting	(ix)	—	—	(109)	(109)
Deferred income taxes	(x)	(2,722)	—	(274)	(2,996)
Other		(14)	—	10	(4)

		6,327	—	1,713	8,040

As reported under IFRS – January 1, 2009		$11,238	$870	$8,034	$20,142

68     BROOKFIELD ASSET MANAGEMENT

The following is a reconciliation of the company’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS at June 30, 2009:

(MILLIONS)	Note		Common Equity	Preferred Equity	Non-controlling Interests	Shareholders’ Equity
As reported under Canadian GAAP – June 30, 2009			$5,756	$1,144	$—	$6,900
Reclassification of non-controlling interests to shareholders’ equity under IFRS			—	—	6,851	6,851
Differences increasing (decreasing) reported amount:
Revaluations:
Property, plant and equipment	(i	)	8,165	—	304	8,469
Investment property	(ii	)	358	—	1,338	1,696
Agricultural assets	(iii	)	459	—	326	785
Financial instruments	(iv	)	195	—	(206)	(11)
Lease accounting	(v	)	101	—	174	275
Deferred revenue	(vi	)	(55)	—	(97)	(152)
Unrecognized portion of employee benefits	(vii	)	(168)	—	(85)	(253)
Renewable power generation sales	(viii	)	(324)	—	(103)	(427)
Basis of accounting	(ix	)	—	—	(179)	(179)
Deferred income taxes	(x	)	(2,986)	—	(294)	(3,280)
Other			79	—	36	115

			5,824	—	1,214	7,038

As reported under IFRS – June 30, 2009			$11,580	$1,144	$8,065	$20,789

The following is a reconciliation of the company’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS at December 31, 2009:

(MILLIONS)	Note	Common Equity	Preferred Equity	Non-controlling Interests	Shareholders’ Equity
As reported under Canadian GAAP – December 31, 2009		$6,403	$1,144	$—	$7,547
Reclassification of non-controlling interests to shareholders’ equity under IFRS		—	—	8,969	8,969
Differences increasing (decreasing) reported amount:
Revaluations:
Property, plant and equipment	(i)	7,972	—	288	8,260
Investment property	(ii)	546	—	1,311	1,857
Agricultural assets	(iii)	471	—	218	689
Financial instruments	(iv)	(309)	—	(273)	(582)
Lease accounting	(v)	70	—	96	166
Deferred revenue	(vi)	(131)	—	(147)	(278)
Unrecognized portion of employee benefits	(vii)	(176)	—	(69)	(245)
Renewable power generation sales	(viii)	(281)	—	(94)	(375)
Basis of accounting	(ix)	—	—	31	31
Deferred income taxes	(x)	(2,637)	—	(142)	(2,779)
Other		(61)	—	45	(16)

		5,464	—	1,264	6,728

As reported under IFRS – December 31, 2009		$11,867	$1,144	$10,233	$23,244

(i)	Property, Plant and Equipment

Under IFRS the company measures renewable power generation and certain other assets at their revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses whereas for Canadian GAAP the company recorded such assets at historic cost less accumulated depreciation. In addition the company elected to measure available for use assets at their fair value and use that amount as their deemed cost on transition to IFRS. The increase in shareholders’ equity relates to the excess of the aggregate fair value of these assets over their carried amounts for Canadian GAAP.

Q2 2010 INTERIM REPORT     69

(ii)	Investment Property

The company measures its commercial property and certain other assets as investment property and records the assets at fair value under IFRS whereas for Canadian GAAP the company had recorded such assets at historic cost less any accumulated amortization. The increase in shareholders’ equity relates to the excess of the aggregate fair value of investment property over their carried amount for Canadian GAAP.

(iii)	Agricultural Assets

The company’s standing timber and other agricultural assets are measured at fair value less estimated costs to sell for IFRS whereas for Canadian GAAP the company recorded such assets at historic cost less accumulated depletion or as inventory. The increase in shareholders’ equity relates to the excess of the fair value, less estimated costs to sell, of the company’s standing timber and other agricultural assets over their carried amounts for Canadian GAAP.

(iv)	Financial Instruments

For IFRS, certain equity securities that were for Canadian GAAP measured at historical cost are measured at fair value. Changes in fair value are recorded in income in the period of change. Additionally, non-controlling interests of others in the net assets of consolidated subsidiaries held in the form of equity securities that contain a feature that allows the holder to redeem the instrument for cash or another financial asset are presented as a liability for IFRS and recorded at fair value. For Canadian GAAP these interests were presented within non-controlling interests and measured at the pro-rata share of net assets not owned by the company of such consolidated subsidiaries.

The effect on shareholders’ equity of these differences related to financial instruments is as follows:

(MILLIONS)	Common Equity	Non-controlling Interest	Shareholders’ Equity
As at January 1, 2009
Equity securities at fair value	$334	$—	$334
Redeemable units	(147)	(123)	(270)

	$187	$(123)	$64

As at June 30, 2009
Equity securities at fair value	$344	$—	$344
Redeemable units	(149)	(206)	(355)

	$195	$(206)	$(11)

As at December 31, 2009
Equity securities at fair value	$317	$—	$317
Redeemable units	(626)	(273)	(899)

	$(309)	$(273)	$(582)

(v)	Lease Accounting

For both Canadian GAAP and IFRS rental revenue from operating leases is recognized on a straight-line basis over the term of the lease. Under IFRS, rental revenue from operating leases is determined considering all rentals from the inception of the lease whereas for Canadian GAAP this determination considered only rental revenues to be received on a prospective basis subsequent to January 1, 2004, the adoption date of this accounting policy for Canadian GAAP purposes. In addition leasing intangibles that were recognized for Canadian GAAP upon acquisition of properties were derecognized on transition to IFRS.

(vi)	Deferred Revenue

IFRIC 15 Agreements for the Construction of Real Estate provides specific guidance to determine whether an agreement represents a contract for the construction of real estate or the sale of real property. For both Canadian GAAP and IFRS construction contracts are measured using the percentage-of-completion method and sales of real property are recognized in revenue upon completion, when title passes to the purchaser and the collectibility is reasonably assured. Upon transition to IFRS certain contracts in the company’s Brazilian development business that were measured for Canadian GAAP using the percentage-of-completion method were determined to be contracts for the sale of real property under IFRS. Accordingly for IFRS these contracts are recognized in revenue upon completion of construction and transfer to the purchaser.

70     BROOKFIELD ASSET MANAGEMENT

(vii)	Unrecognized Portion of Employee Benefits

The company elected to recognize all cumulative actuarial gains and losses as at January 1, 2009. Cumulative actuarial gains and losses that existed at the transition date were recognized in opening retained earnings for all of the company’s employee benefit plans.

(viii)	Renewable Power Generation Sales

Certain renewable power generation sales are recognized on a levelized basis for Canadian GAAP but are recognized on an accrual basis for IFRS.

(ix)	Basis of Accounting

Under Canadian GAAP the conclusion as to whether an entity should be consolidated is determined either by using two different frameworks: the variable interest entity or voting control models. Under IFRS an entity is consolidated if it is controlled by the company. Control under IFRS is defined as the power to govern the financial and operating policies of an entity to obtain benefit and is presumed to exist when the parent controls, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, but also exists when the parent owns half or less of the voting power but has legal or contractual rights to control, or de facto control. The decrease represents the effect of equity accounting certain of the company’s investments under IFRS that were previously consolidated under Canadian GAAP.

(x)	Deferred Income Taxes

The decrease in shareholders’ equity related to deferred taxes reflects the change in temporary differences resulting from the effect of the IFRS adjustments described.

(d)	Reconciliation Of Net Income (Loss) As Reported Under Canadian GAAP to IFRS

The following is a reconciliation of the company’s net income reported in accordance with Canadian GAAP to its net loss in accordance with IFRS for the year ended December 31, 2009 and the three and six month periods ended June 30, 2009.

(MILLIONS)	Note	Three months ended June 30, 2009	Six months ended June 30, 2009	Year ended December 31, 2009
Net income as reported under Canadian GAAP		$147	$240	$454
Add back: non-controlling interests	(i)	54	61	219
Differences increasing (decreasing) reported net income:
Depreciation of fair value adjustments	(ii)	(88)	(186)	(255)
Investment property	(iii)	(655)	(1,229)	(1,025)
Agricultural assets	(iv)	47	60	(24)
Financial instruments	(v)	4	5	(433)
Lease accounting	(vi)	(16)	(30)	(57)
Revenue recognition	(vii)	(7)	(29)	(128)
Renewable power generation sales	(viii)	14	29	60
Basis of accounting	(ix)	(18)	(57)	28
Deferred income taxes	(x)	23	44	269
Other		(15)	(21)	(6)

		(711)	(1,414)	(1,571)

Net loss as reported under IFRS		$(510)	$(1,113)	$(898)

Attributable to:
Common shareholders		$(342)	$(634)	$(879)
Non-controlling interests		$(168)	$(479)	$(19)

(i)	Non-controlling Interests

Non-controlling interests is included in the determination of net income under IFRS. This adjustment adds back non-controlling interests expense to net income as reported under Canadian GAAP.

Q2 2010 INTERIM REPORT     71

(ii)	Depreciation of Fair Value Adjustments

Certain property, plant and equipment were recorded at fair value on transition at carried values in excess of their recorded amount under Canadian GAAP. Accordingly, these increased carrying values resulted in higher depreciation during the period.

(iii)	Investment Property

For IFRS the company measures investment property at fair value and records any change in fair value in income during the period of change. Under Canadian GAAP commercial property was recorded at historic cost and depreciated over its estimated useful life. Depreciation is not recognized under IFRS.

(iv)	Agricultural Assets

For IFRS the company’s standing timber and other agricultural assets are measured at fair value less estimated costs to sell, with changes in fair value or costs to sell recorded in income during the period of change. Under Canadian GAAP the company had recorded such assets at historic cost and charged a depletion amount to income based upon harvest levels. Depletion is not recognized under IFRS.

(v)	Financial Instruments

Under IFRS the change in fair value attributable to changes in exchange rates of available-for-sale debt securities denominated in foreign currencies is recorded in income whereas for Canadian GAAP this amount was recorded in other comprehensive income. Furthermore, the change in the fair value of equity securities and interests of others in funds classified outside of shareholders’ equity is recorded in income in the period of change under IFRS.

(vi)	Lease Accounting

As described in 3(c)(v) under IFRS, rental revenue from operating leases is determined considering all rentals from the inception of the lease whereas for Canadian GAAP this determination considers only rentals to be received on a prospective basis subsequent to the adoption of this accounting policy for Canadian GAAP purposes. In addition leasing intangibles recognized for Canadian GAAP are no longer amortized into income for IFRS.

(vii)	Deferred Revenue

As described in 3(c)(vi), upon transition to IFRS certain contracts that were for Canadian GAAP measured using the percentage-of-completion method were determined to be contracts for the sale of real property under IFRS. Accordingly for IFRS sales under these contracts are recognized in revenue upon completion of construction and transfer to the purchaser.

(viii)	Renewable Power Generation Sales

Certain renewable power generation sales are recognized on a levelized basis for Canadian GAAP but are recognized on an accord basis for IFRS.

(ix)	Basis of Accounting

The company either consolidates or does not consolidate certain entities under IFRS that were accounted for differently under Canadian GAAP. Accordingly, where the company has deconsolidated entities the results of operations attributable to the non-controlling interest are excluded from the determination of net income under IFRS.

(x)	Deferred Taxes

Deferred taxes are impacted by the change in temporary differences resulting from the effect of the IFRS reconciling items described above.

72     BROOKFIELD ASSET MANAGEMENT

(e)	Reconciliation Of Comprehensive Income As Reported Under Canadian GAAP to IFRS

The following is a reconciliation of the company’s comprehensive income reported in accordance with Canadian GAAP to its comprehensive income in accordance with IFRS for the year ended December 31, 2009 and three and six month periods ended June 30, 2009.

(MILLIONS)	Note		Three months ended June 30, 2009	Six months ended June 30, 2009	Year ended December 31, 2009
Comprehensive income as reported under Canadian GAAP			$862	$1,021	$1,829
Add back: non-controlling interests	(i	)	74	81	219
Differences increasing (decreasing) reported amount:
Differences in net income	(ii	)	(711)	(1,414)	(1,571)
Foreign currency translation	(iii	)	376	270	927
Financial instruments	(iv	)	(5)	8	51
Revaluations of property, plant and equipment	(v	)	18	67	(505)
Equity accounted investments	(vi	)	3	26	(13)
Deferred taxes	(vii	)	—	—	105

			(319)	(1,043)	(1,006)

Comprehensive income as reported under IFRS			$617	$59	$1,042

(i)	Non-controlling Interests

Non-controlling interests are included in the determination of comprehensive income under IFRS reported by an entity. This adjustment adds back non-controlling interests expense as determined under Canadian GAAP.

(ii)	Differences in Net Income

Reflects the differences in net income between Canadian GAAP and IFRS as described in 3(d) for the respective period.

(iii)	Foreign Currency Translation

Reflects the impact of foreign currency on the IFRS adjustments described above.

(iv)	Financial Instruments

The difference primarily relates to equity securities that are not traded in an active market that were measured at cost for Canadian GAAP whereas for IFRS these securities are recorded at fair value with changes in fair value recorded in other comprehensive income.

(v)	Revaluations of Property, Plant and Equipment

The company measures renewable power generation and certain other assets at their revalued amount under IFRS. Revaluations of these assets in excess of their cost base less accumulated depreciation is recorded as a component of shareholders’ equity in revaluation surplus.

(vi)	Equity Accounted Investments

The change reflects the impact of various changes in IFRS to equity accounted investments.

(vii)	Deferred Income Taxes

The change related to deferred taxes reflects the change in temporary differences resulting from the effect of the IFRS and Canadian GAAP reconciling items described above not already recorded in comprehensive income.

(f)	Use Of Deemed Cost

The company used fair value as deemed cost in its opening balance sheet to establish the carrying values for $137 million of property, plant and equipment at the transition date.

Q2 2010 INTERIM REPORT     73

4.	SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:

(a)	renewable power generation operations, which are predominantly hydroelectric power generating facilities on river systems in North America and Brazil;

(b)

commercial properties operations, which are principally commercial office properties, retail properties and commercial developments located primarily in major North American, Brazilian, and Australian and European cities;

(c)	infrastructure operations, which are predominantly transportation, utilities and timberland operations located in Australia, North America, the United Kingdom and South America;

(d)

development activities operations, which are principally residential development, opportunistic investing and homebuilding operations, located primarily in major North American, Brazilian and Australian cities; and

(e)	special situations operations include the company’s restructuring funds, real estate finance, bridge lending and other investments.

Non-operating assets, liabilities and related revenues, cash flows and net income (loss) are presented as cash, financial assets, fee revenues and other.

The following table reconciles revenue, net income (loss), assets and liabilities by reportable segments:

	Three months ended June 30, 2010		Three months ended June 30, 2009		Six months ended June 30, 2010		Six months ended June 30, 2009
(MILLIONS)	Revenue	Net Income[1]	Revenue	Net Income[1]	Revenue	Net Income[1]	Revenue	Net Income[1]
Renewable power generation	$267	$(37)	$294	$(14)	$604	$(10)	$590	$57
Commercial properties	259	69	237	(375)	511	156	421	(674)
Infrastructure	212	15	94	(16)	408	24	189	(9)
Development activities	683	42	519	(18)	1,163	43	665	(28)
Special situations	989	25	889	(7)	1,815	76	1,701	(61)
Cash, financial assets, fee revenues and other	671	(25)	516	88	1,324	(36)	1,016	81

	$3,081	$89	$2,549	$(342)	$5,825	$253	$4,582	$(634)

1.	Net income (loss) attributable to common shareholders

	June 30, 2010		December 31, 2009
(MILLIONS)	Assets	Liabilities	Assets	Liabilities
Renewable power generation	$14,565	$9,318	$15,080	$9,501
Commercial properties	23,111	12,963	22,606	13,396
Infrastructure	6,236	2,988	6,395	3,019
Development activities	8,864	4,470	8,867	4,702
Special situations	7,518	4,110	7,000	3,804
Cash, financial assets, fee revenues and other	5,103	7,335	4,977	7,259

	$65,397	$41,184	$64,925	$41,681

74     BROOKFIELD ASSET MANAGEMENT

Revenues, assets and liabilities by geographic segments are as follows:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009	June 30, 2010		December 31, 2009
(MILLIONS)	Revenue		Revenue		Assets	Liabilities	Assets	Liabilities
United States	$1,272	$1,030	$2,269	$2,012	$29,689	$18,747	$29,524	$19,052
Canada	377	364	837	723	15,316	11,214	14,313	10,654
Australia	597	399	1,155	712	7,253	3,581	7,700	4,286
Brazil	377	403	844	534	9,329	5,285	9,168	5,031
Europe	300	223	444	403	3,291	2,012	3,438	2,318
Other	158	130	276	198	519	345	782	340

	$3,081	$2,549	$5,825	$4,582	$65,397	$41,184	$64,925	$41,681

5.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	June 30, 2010	December 31, 2009
Renewable power generation	$12,974	$12,985
Timberlands	756	747
Utilities	207	205
Fee for services	278	301
Special situations	2,432	2,083
Other property, plant and equipment	166	197

	$16,813	$16,518

6.	COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

The company’s common shareholders’ equity is comprised of the following:

(MILLIONS)	June 30, 2010	December 31, 2009
Class A and B common shares	$1,306	$1,289
Contributed surplus	91	75
Retained earnings	3,656	3,594
Disposition gains	133	99
Accumulated other comprehensive income	6,509	6,810

Common equity	$11,695	$11,867

NUMBER OF SHARES
Class A common shares	574,851,335	572,782,819
Class B common shares	85,120	85,120

	574,936,455	572,867,939
Unexercised options	40,954,051	34,883,426

	615,890,506	607,751,365
Capital securities[1]	29,051,737	29,597,539

Diluted common shares	644,942,243	637,348,904

1.

Subject to approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A common shares at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00, at the option of either the company or the holder.

The holders of Class A common shares and Class B common shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the

Q2 2010 INTERIM REPORT     75

respective classes of common stock, as both classes of common shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares is diluted.

7.	CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES

(a)	Other Financial Assets

(MILLIONS)	June 30, 2010	December 31, 2009	January 1, 2009
Current portion	$2,461	$2,292	$1,878
Non-current portion	2,546	2,868	2,628

	$5,007	$5,160	$4,506

(b)	Accounts Receivable and Other

(MILLIONS)	June 30, 2010	December 31, 2009	January 1, 2009
Current portion	$3,402	$3,282	$2,356
Non-current portion	1,745	1,878	1,618

	$5,147	$5,160	$3,974

(c)	Inventory

(MILLIONS)	June 30, 2010	December 31, 2009	January 1, 2009
Current portion	$2,962	$2,971	$2,360
Non-current portion	2,380	2,582	2,308

	$5,342	$5,553	$4,668

(d)	Accounts Payable and Other

(MILLIONS)	June 30, 2010	December 31, 2009	January 1, 2009
Current portion	$3,650	$4,293	$4,132
Non-current portion	3,691	3,476	2,783

	$7,341	$7,769	$6,915

(e)	Property Specific Mortgages

(MILLIONS)	June 30, 2010	December 31, 2009	January 1, 2009
Current portion	$2,198	$2,976	$3,077
Non-current portion	17,341	16,702	14,731

	$19,539	$19,678	$17,808

(f)	Subsidiary Borrowings

(MILLIONS)	June 30, 2010	December 31, 2009	January 1, 2009
Current portion	$565	$905	$1,100
Non-current portion	3,264	2,895	2,561

	$3,829	$3,800	$3,661

76     BROOKFIELD ASSET MANAGEMENT

SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder enquiries should be directed to Investor Relations at:

Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone:	416-363-9491
Facsimile:	416-365-9642
Web site:	www.brookfield.com
E-Mail:	inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone:	416-643-5500 or
1-800-387-0825 (toll free throughout North America)
Facsimile:	416-643-5501
Web site:	www.cibcmellon.com
E-Mail:	inquiries@cibcmellon.com

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Common Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam

Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21	BAM.PR.O	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of the company’s 2009 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional Class A Common Shares in the company without payment of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our web site.

Dividend Record and Payment Dates

	Record Date	Payment Date
Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11, 12, 13, 17,
18, 21, 22 and 24	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	5th day of January, April, July and October	First day of February, May, August and November

1.	All dividend payments are subject to declaration by the Board of Directors

Q2 2010 INTERIM REPORT     77

Brookfield Asset Management Inc.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Three World Financial Center	Level 22	Lippo Centre, Tower One	Level 12, Al Attar
200 Vesey Street, 10th Floor	135 King Street	13/F, 1306	Business Tower
NewYork, NewYork	Sydney, NSW 2001	89 Queensway, Hong Kong	Sheikh Zayed Road
10281-0221	T 61.2.9322.2000	T 852.2143.3003	Dubai, UAE
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948	T 971.4.3158.500
F 212.417.7196			F 971.4.3158.600

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil
Brookfield Place, Suite 300	23 Hanover Square	Rua Lauro Müller 116, 21° andar,
Bay Wellington Tower	London W1S 1JB	Botafogo - Rio de Janeiro - Brasil
181 Bay Street, Box 762	United Kingdom	22290 - 160
Toronto, Ontario M5J 2T3	T 44 (0) 20.7659.3500	CEP: 71.635-250
T 416.363.9491	F 44 (0) 20.7659.3501	T 55 (21) 3527.7800
F 416.365.9642		F 55 (21) 3527.7799

www.brookfield.com            NYSE: BAM        TSX: BAM.A        EURONEXT: BAMA

78     BROOKFIELD ASSET MANAGEMENT